Exhibit 99.1

SEDAR Version

CREDIT AGREEMENT

BETWEEN

THE VALENS COMPANY INC.,

as Borrower

AND

2361380 ONTARIO LIMITED

as Lender

MADE AS OF

DECEMBER 15, 2021

MCCARTHY TÉTRAULT LLP

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION		1
1.01	Definitions	1
1.02	Headings	24
1.03	Accounting Practices	24
1.04	Permitted Encumbrances	25
1.05	Currency	25
1.06	Paramountcy	25
1.07	Non-Business Days	25
1.08	Interest Payments; Calculations and Other Payments	26
1.09	Determinations By the Borrower	26
1.10	Terms Generally; Extended Meanings	27
1.11	Divisions	27
1.12	[Redacted]	27

ARTICLE 2 – THE TERM FACILITY		27
2.01	Term Facility	27
2.02	Purpose of Term Facility	27
2.03	Manner of Borrowing	27
2.04	Nature of the Term Facility	28
2.05	Notice Period for Drawdowns	28
2.06	Irrevocability	28
2.07	Accounts of Record	28

ARTICLE 3 – DISBURSEMENT CONDITIONS		28
3.01	Conditions Precedent for the Closing Date and Drawdown Under the Term Facility	28
3.02	Waiver	31

ARTICLE 4 – PAYMENTS OF PRINCIPAL, INTEREST AND FEES		31
4.01	Place of Payment of Principal, Interest and Fees	31
4.02	Interest on the Outstanding Amount; Default Interest Rate	31
4.03	No Set-Off, Deduction etc.	31
4.04	[Redacted]	32
4.05	Interest on Overdue Amounts	32
4.06	Payment in Kind (PIK)	32

ARTICLE 5 – REPAYMENT		32
5.01	Mandatory Repayments of the Term Facility	32
5.02	Voluntary Prepayment of the Term Facility	33
5.03	Multiple on Invested Capital	33

ARTICLE 6 – REPRESENTATIONS AND WARRANTIES		34
6.01	Representations and Warranties	34
6.02	Survival and Repetition of Representations and Warranties	42

ARTICLE 7 – COVENANTS		42
7.01	Positive Covenants	42
7.02	Reporting Requirements	48
7.03	Negative Covenants	49

- ii -

ARTICLE 8 – SECURITY		53
8.01	Form of Security	53
8.02	Additional Guarantors	54
8.03	After Acquired Property and Further Assurances	54
8.04	Landlord Agreements for Material Leasehold Interests	54
8.05	Insurance	54
8.06	Security Charging Real Property	55
8.07	Application of Proceeds of Security	55

ARTICLE 9 – DEFAULT		55
9.01	Events of Default	55
9.02	Acceleration and Termination of Rights	58
9.03	Remedies Cumulative and Waivers	58
9.04	Saving	58
9.05	Perform Obligations	59
9.06	Third Parties	59
9.07	Set-Off or Compensation	59
9.08	Realization of Security	59
9.09	Application of Payments	59
9.10	Consultant	60

ARTICLE 10 – COSTS, EXPENSES AND INDEMNIFICATION		60
10.01	Indemnification by the Borrower	60
10.02	Waiver of Consequential Damages	61
10.03	Payments	61

ARTICLE 11 – TAXES AND CHANGE OF CIRCUMSTANCES		61
11.01	Increased Costs	61
11.02	Taxes	61
11.03	Illegality	63

ARTICLE 12 – GENERAL		63
12.01	Costs and Expenses	63
12.02	Addresses, Etc. for Notices	64
12.03	Governing Law and Submission to Jurisdiction	65
12.04	Judgment Currency	65
12.05	Benefit of this Agreement	66
12.06	No Assignment by the Credit Parties	66
12.07	Assignment by the Lender	66
12.08	Amendments and Waivers	66
12.09	Survival	66
12.10	Severability	67
12.11	Entire Agreement	67
12.12	Further Assurances	67
12.13	Waiver of Jury Trial	67
12.14	Counterparts; Integration; Effectiveness	67
12.15	Electronic Execution of Loan Documents; Delivery by Electronic Transmission	68
12.16	Treatment of Certain Information; Confidentiality	68
12.17	Time of the Essence	69
12.18	Termination of Agreement and Loan Documents	69

- iii -

12.19	Anti-Money Laundering Legislation	69
12.20	Publicity	69
12.21	Lender Confirmation	70

[Redacted]

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made as of December 15, 2021 between THE VALENS COMPANY INC., a corporation existing under the federal laws of Canada (the “Borrower”) and 2361380 ONTARIO LIMITED, in its capacity as lender (the “Lender”).

WHEREAS the Borrower has requested the Term Facility in order to, among other things, complete the Refinancing;

AND WHEREAS the Lender has agreed to provide the Term Facility to the Borrower on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 – INTERPRETATION

1.01                         Definitions

In this Agreement unless something in the subject matter or context is inconsistent therewith:

“Acquisition” shall mean, with respect to any Person, any purchase or other acquisition by such Person after the Closing Date, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person) such that such other Person becomes a Subsidiary of such Person or of any of its Subsidiaries; (b) all or substantially all of the Property of any other Person; or (c) all or any material portion of any division, business, or operation or undertaking of any other Person as a going concern.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means this credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof.

“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Criminal Code (Canada) and the regulations thereunder.

“Analytical Licence” means the analytical licence issued by Health Canada to Valens AgriTech Ltd. bearing licence no. [Redacted].

“Annual Business Plan” means the annual business plan of the Borrower for any particular Fiscal Year, prepared on a Consolidated basis, with financial projections and budgets for such Fiscal Year, in each case consisting of a balance sheet, statement of income, statement of cash flows, Capital Expenditures, and management discussion and analysis.

“Anti-Corruption Laws” has the meaning set forth in Section 6.01(33).

“Applicable Cannabis Laws” means Applicable Laws with respect to Cannabis Activities (other than Applicable Laws of general application), including, without limitation, the Cannabis Act, the Cannabis Regulations, the Controlled Substances Act (United States) and the Agriculture Improvement Act of 2018 (United States).

“Applicable Law” means: (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, decision, ruling, decree or award; or (c) any regulatory policy, practice, request, guideline or directive, in each case, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the Property of such Person, in each case, whether or not having the force of law.

“Applicable Order” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.

“Approved Currency” means, in respect of any Approved Jurisdiction, the legal tender of such Approved Jurisdiction.

“Approved Jurisdiction” means any jurisdiction in which the activities conducted, or to be conducted, by the Group Parties in connection with the Business (or any part thereof) comply with all Applicable Laws, including Applicable Cannabis Laws.

“Arm’s Length” is defined in the definition of “Non-Arm’s Length”.

“Auditor” means the Borrower’s auditor, being KPMG LLP as of the date hereof, and includes its successors and any replacement auditor from time to time.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, having the force of law.

“Borrower” means The Valens Company Inc., a corporation continued under the federal laws of Canada, and includes any successors and permitted assigns.

“Borrower’s Counsel” means Stikeman Elliott LLP or such other firm or firms of legal counsel as the Borrower may from time to time designate and any and all local agent counsel retained by Stikeman Elliott LLP or such other law firm, as applicable, for and on behalf of the Borrower or any Group Party.

“Business” means (a) the extraction of Cannabis oils from dried hemp or Cannabis; (b) the conduct of all Cannabis Activities; and (c) any other business or activity that is similar or otherwise including without limitation, any consumer-based products business that is not currently a Cannabis business, such as businesses in the food, health and wellness, beverages, vitamins, or cosmetics industries, reasonably related, ancillary or complementary thereto, including any future business that is consistent with the strategic objectives of the Borrower at such time, but shall not include any cultivation of any Cannabis.

“Business Authorizations” means, at any time, (a) all material Authorizations necessary for the Business; (b) each Health Canada Licence (other than the Analytical Licence) and (c) any export permit.

“Business Day” means any day, other than a Saturday or a Sunday, on which banks generally are open for business in Toronto, Ontario and Kelowna, British Columbia.

“Canadian Credit Party” means any Credit Party that is incorporated, formed or organized under the laws of Canada or any province or territory thereof.

“Canadian Dollars”, “Cdn. Dollars”, “Cdn.$” and “$” means the lawful money of Canada.

“Cannabis” means:

(a)	any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, cannabis indica, and Cannabis ruderalis, Marijuana and Industrial Hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome;

(b)	any material obtained, extracted, isolated, or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil, cannabinoid, terpene, genetic material or any combination thereof;

(c)	any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro organism engineered for such purpose;

(d)	any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition; and

(e)	any other meaning ascribed to the term “cannabis” under Applicable Law, including under the Cannabis Act and the Controlled Substances Act (United States).

“Cannabis Act” means the Cannabis Act (Canada), as amended or replaced from time to time.

“Cannabis Activities” means all activities (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, manufacturing, testing, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose. Notwithstanding the foregoing, the acquisition of services or Property to facilitate such activities which are acquired or used in accordance with Applicable Laws shall not constitute “Cannabis Activities”. For the avoidance of doubt, Cannabis Activities may only be conducted in an Approved Jurisdiction.

“Cannabis Regulations” means the regulations made from time to time under the Cannabis Act and any other applicable statute with respect to Cannabis Activities.

“Capital Expenditures” means, without duplication, any expenditure (whether payable in cash or other property or accrued as a liability) that, in conformity with GAAP, would be required to be classified as a capital expenditure of any Credit Party on a Consolidated basis. For certainty, Capital Expenditures (i) include (A) the cost of personal Property acquired under leases and (B) expenditures for equipment which is purchased with the trade-in of existing equipment owned by any Credit Party, to the extent of the net purchase price of the purchased equipment after giving effect to such trade-in, and (ii) exclude (x) expenditures made in connection with the replacement, repair or restoration of buildings, fixtures or equipment to the extent reimbursed or financed from insurance or expropriation proceeds and (y) the cost of the acquisition of any business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as in effect on June 17, 2021 or any amended or successor version that is substantively comparable and not materially more adverse to the interest of the Lender.

“Cash Equivalents” means any one or more of the following:

(a)	marketable direct obligations issued by, or unconditionally guaranteed by, the Government of Canada or of any Canadian province or any agency or instrumentality thereof, and backed by the full faith and credit of Canada, in each case, maturing within one year from the date of acquisition;

(b)	term deposits, certificates of deposit or overnight bank deposits having maturities of three months or less from the date of acquisition issued by any commercial bank organized under the laws of Canada or of any Canadian province having combined capital and surplus of not less than $1,000,000,000;

(c)	commercial paper of an issuer rated at least A-1+ or the equivalent thereof by Standard & Poor’s Ratings Services or at least P-1 or the equivalent thereof by Moody’s Investors Service Inc. or at least R-1 (High) or the equivalent thereof by DBRS Limited, and in each case maturing within three months from the date of acquisition; and

(d)	any other investment approved by the Lender.

“Cash Management Obligations” means, with respect to the Credit Parties, corporate credit cards, commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with cash management and deposit accounts.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority; or (c) the making or issuance of any Applicable Law by any Governmental Authority.

“Change of Control” means:

(a)	with respect to the Borrower, the occurrence of any of the following: (i) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (A) common shares or other voting securities of the Borrower to which are attached more than 50% of the votes that may be cast to elect the directors, or (B) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors; and where control is exercised de-facto by contract or representation on the board of directors of the Borrower, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (ii) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the Property of the Borrower and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (iii) the adoption of a plan relating to the liquidation or dissolution of the Borrower, which is not otherwise permitted under this Agreement; or (iv) the first day on which a majority of the members of the board of directors of the Borrower are not Continuing Directors; or

(b)	at any time the Borrower ceases to Control any other Credit Party

[Redacted]

“Clarity Labs” means Clarity Labs, LLC, a Florida limited liability company, a predecessor to Green Roads, Inc..

“Closing Date” means December 15, 2021 or such later date as may be agreed to by the parties hereto.

“Collateral” means all of the present and future Property of the Credit Parties (or, as applicable, any given Credit Party) or any other Person encumbered by the Security, together with all proceeds thereof, but excluding, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time.

“Compliance Certificate” means the certificate required pursuant to Section 7.02(3), substantially in the form annexed hereto as Schedule C and signed by a Responsible Officer of the Borrower.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower, on a consolidated basis, in accordance with GAAP consistently applied.

“Contingent Obligation” means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any liability (other than Debt) (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent: (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor; (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

“Continuing Directors” means (a) any member of the board of directors who was a director (or comparable manager) of any Credit Party on the Closing Date, and (b) any individual who becomes a member of the board of directors of any Credit Party after the Closing Date if such individual was approved, appointed or nominated for election to the board of directors by a majority of the then Continuing Directors, but excluding any such individual originally proposed for election in opposition to the board of directors in office at the Closing Date in an actual or threatened election contest relating to the election of the directors (or comparable managers) of any Credit Party and whose initial assumption of office resulted from such contest or the settlement thereof.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to the Lender, providing for springing dominion, executed and delivered by a Credit Party, the Lender and the applicable securities intermediary (with respect to a securities account) or bank (with respect to a deposit account).

“Credit Parties” means at any particular date of determination, collectively, the Borrower and the Guarantors at such time, and “Credit Party” means any one of them. As of the Closing Date, the Credit Parties consist of each of the Persons identified on Schedule D.

“Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination:

(a)	all indebtedness of such Person to any other Person for borrowed money;

(b)	all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness, including indebtedness in respect of Purchase Money Security Interests;

(c)	all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d)	all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property);

(e)	all Lease Liabilities of such Person;

(f)	all reimbursement obligations, contingent or otherwise, of such Person under bankers’ acceptance, letters of credit and similar facilities;

(g)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other Equity Interests of such Person;

(h)	all guarantees or indemnities by such Person of Debt of others;

(i)	all obligations of such Person under any Hedge Arrangements on a net mark-to-market basis;

(j)	all Contingent Obligations of such Person; and

(k)	any other liabilities or obligations of such Person which would be classified as indebtedness of such Person in accordance with GAAP.

Notwithstanding the foregoing, trade payables, customer deposits, accrued liabilities (including Taxes payable) incurred in the ordinary course of business, deferred revenues, tenant allowances, asset retirement obligations and straight line rent liabilities shall not, in each case, constitute Debt.

“Default” means any event or condition that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

“Default Interest Rate” means an interest rate equal to 14% per annum on the Outstanding Amount.

“Defined Benefit Pension Plan” means a Pension Plan which contains a “defined benefit provision”, as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Disposition” means any sale, assignment, transfer, conveyance, lease or other disposition of any asset of any Group Party in a single transaction or a series of related transactions and the word “Dispose” shall have a correlative meaning. For certainty, (a) the purchase and sale of Cash Equivalents and (b) the conversion of cash from one currency to another currency, in each case do not constitute Dispositions, (c) the sale, transfer or assignment of Equity Interests by a Group Party to a Person other than a Credit Party shall constitute a Disposition and (d) the issuance out of treasury of Equity Interests by a Group Party to a Person (other than a Credit Party) shall constitute a Disposition if such issuance would result in the Borrower owning directly or indirectly a lower percentage of the Equity Interests of such Group Party in which case the number of Equity Interests issued that results in, and solely to the extent of, such dilution shall be the Equity Interests deemed to have been Disposed of.

“Distribution” means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in shares or other Equity Interests; (b) on account of, or for the purpose of setting apart any Property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interests of such Person; (c) of any other distribution (other than distributions payable in shares or other Equity Interests) in respect of any Equity Interests of such Person, including a return of capital; (d) of any management, monitoring, consulting, advisory or similar fee or compensation (of any nature or kind) or any bonus payment or comparable payment, or by way of gift or other gratuity, to the extent such distributions are made in cash, to any Affiliate of such Person (including to a direct or indirect parent) or to any director, officer or member of the management of an Affiliate of such Person; (e) of any principal, interest or other amounts (other than payments in kind) on account of Subordinated Debt; or (f) of any Earn Out Obligations; provided that, payments by a Credit Party in the ordinary course of business to its directors, officers, employees and members of management of the Credit Parties (including expense reimbursements) shall not constitute Distributions hereunder.

“Drawdown” means the advance of the Loan hereunder.

“Drawdown Notice” means a notice of request for a Drawdown substantially in the form annexed hereto as Schedule A, to be given to the Lender by the Borrower pursuant to Section 2.05.

“Earn Out Obligations” means any amounts payable by a Group Party to any one or more vendors of applicable assets or Equity Interests following consummation of an Acquisition, whether based on working capital purchase price adjustments, future performance, future profitability or otherwise (provided, for certainty, reimbursement for expenses, payments in connection with indemnity claims (whether held in escrow or otherwise) and other similar payments shall not constitute Earn Out Obligations).

“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any consignment or lease of Property by such Person as consignee or lessee or any other security agreement, trust, deemed trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances” and “Encumbrancer” shall have corresponding meanings; provided, that in no event shall an operating lease be deemed to be an Encumbrance.

“Environmental Liability” means any liability of a Group Party arising from the breach of any Requirements of Environmental Law.

“Equity Interest” means: (a) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock; (b) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity; (c) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable; and (d) any other ownership interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (a), (b), (c) or (d), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974 (United States) (or any successor legislation thereto), as amended from time to time, and any regulations promulgated thereunder.

“ERISA Affiliate” shall mean, with respect to any Group Party, any trade or business (whether or not incorporated) which, together with such Group Party, is treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the US Tax Code.

“ERISA Event” shall mean, with respect to any Group Party or any ERISA Affiliate, (a) any “reportable event” described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Group Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Group Party or any ERISA Affiliate from any US Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or US Multiemployer Plan by the PBGC; (f) the failure by any Group Party or ERISA Affiliate to make when due required contributions to a US Multiemployer Plan or minimum required contributions to a Title IV Plan; (g) any event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or US Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a US Multiemployer Plan under Section 4041A of ERISA or the receipt by any Group Party or any of their respective ERISA Affiliates of notice from any US Multiemployer Plan that it is in insolvency pursuant to Section 4245 of ERISA, or that it is in “critical” or “endangered” status within the meaning of Section 305 of ERISA; or (i) the loss of a Qualified Plan’s qualification or tax exempt status.

“Event of Default” means any of the events or circumstances described in Section 9.01.

"Excluded Subsidiaries" means collectively, Valens GroWorks Inc., Valens Australia Pty. Ltd., What is CBD, LLC, Cannabis Life Franchising LLC, Free the Leaf, LLC, GR UK, Stave Lake Services Ltd., EFX Laboratories Inc and Kanabe Corp.

“Excluded Taxes” means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of a Credit Party hereunder or under any other Loan Document (each, a “Recipient”): (a) Taxes imposed on or measured by its net income, capital Taxes and franchise Taxes imposed on it, in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such Recipient is organized or in which its principal office is located or, in the case of the Lender, in which its lending office is located, or (ii) that are Other Connection Taxes; (b) any branch profits Taxes or any similar Tax imposed by any jurisdiction described in clause (a) with respect to the Recipient; (c) Taxes imposed under FATCA; (d) any Tax that is directly attributable to such Recipient´s failure to comply with Section 11.02(6); (e)  any Canadian withholding Taxes imposed on a payment by or on account of any obligation of a Credit Party hereunder or under any other Loan Document by reason of the Recipient not dealing at Arm’s Length with the Credit Party at the time of making such payment(other than where the Non-Arm’s Length relationship arises as a result of the Recipient having become a party to, performed its obligations under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document); and (f) any Taxes imposed on a Recipient by reason of such Recipient (i) being a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of any Credit Party, or (ii) not dealing at Arm’s Length with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of any Credit Party (other than where the Recipient is a “specified shareholder” or does not deal at Arm’s Length with a “specified shareholder”, as a result of the Recipient having become a party to, performed its obligations under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document).

“Executive Order” has the meaning set forth in Section 6.01(34).

“Existing CIBC/ATB Facilities” means the credit facilities entered into by the Borrower (formerly known as Valens Groworks Corp.), as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and Canadian Imperial Bank of Commerce and ATB Financial, as lenders, pursuant to a credit agreement dated as of May 29, 2020, as amended by a first amending agreement dated as of November 30, 2020, a consent agreement made as of March 4, 2021, a second amending agreement dated as of June 17, 2021, a consent agreement dated as of October 20, 2021, a consent agreement made as of November 8, 2021 and a Third Amendment and Waiver dated December 8, 2021.

“Existing Credit Facilities” means, collectively, the Existing CIBC/ATB Facilities and the Existing JayCap Facilities.

“Existing JayCap Facilities” means the credit facilities entered into by the Borrower, as borrower, and JayCap Financial Ltd., as lender, pursuant to the commitment letter dated December 23, 2020 among JayCap Financial Ltd., as lender, and Fish Trap Ventures Ltd., Citizen Stash Cannabis Corp. and Experion Biotechnologies Inc., as borrowers (as amended prior to the Closing Date).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986 of the United States of America (the “Code”) as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, including the rules implemented by Canada pursuant to Part XVIII of the Income Tax Act (Canada).

[Redacted]

“Financial Assistance” means, without duplication and with respect to any Person, all loans made by that Person and guarantees or Contingent Obligations granted or incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other Person and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations.

“Fiscal Quarter” means each quarter that ends on February 28th, May 31st, August 31st or November 30th of each calendar year.

“Fiscal Year” means a twelve-month period ending on November 30th of any year.

“Foreign Official” has the meaning set forth in Section 6.01(33).

“GAAP” means those accounting principles that are from time to time approved by the Chartered Professional Accountants of Canada, or any successor institute (including, for certainty, the IFRS), as applicable.

“Governmental Authority” means the Government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including Health Canada, a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency.

“GR Acquisition” means the Acquisition by the Borrower of all of the Equity Interests of the GR Entities pursuant to the Green Roads SPA.

“GR Entities” means, collectively, Green Roads, Inc. (as the surviving entity from the merger of VGR Merger Sub, Inc. and Green Roads Founders LLC), and each of its Subsidiaries (other than GR UK).

“GR Florida” means Green Roads of Florida, LLC, a Florida limited liability company (a predecessor to Green Roads, Inc.).

“GR PPP Escrow Amounts” means the escrow amounts funded pursuant to Section 2.8(a) of the Green Roads SPA for purposes of settling the GR PPP Loans to the extent such GR PPP Loans are not forgiven in accordance with Applicable Law.

[Redacted].

“GR UK” means Green Roads World UK Ltd., a limited company formed under the laws of England and Wales with company number 11567499.

“Green Roads SPA” means the plan of merger and securities purchase agreement, dated as of April 26, 2021, between, among others, the Borrower, as parent, VGR Merger Sub, Inc., a Delaware corporation and a Wholly-Owned Subsidiary of the Borrower, as purchaser, Green Roads Founders LLC, a Delaware limited liability company, Green Roads Holdings LLC, a Delaware limited liability company, Clarity Labs, each of the sellers named therein and Dale Baker, as the representative of each seller thereunder.

“Group Parties” means, at any particular date of determination, collectively, the Credit Parties and all other Subsidiaries of the Credit Parties at such time, and “Group Party” mean any one of them.

“Guarantors” means, collectively: (a) as of the Closing Date, the Subsidiaries of the Borrower identified on Schedule D; (b) each Subsidiary (other than Excluded Subsidiaries) of the Borrower that is required to become a Guarantor pursuant to Section 7.01(12) from time to time; and (c) each other Subsidiary of the Borrower that delivers a guarantee and security to the Lender pursuant hereto.

“Hazardous Material” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, hazardous waste, constituent or other material listed or regulated under any Requirements of Environmental Law, including damaged and friable asbestos, petroleum product or by-product, polychlorinated biphenyls and radon.

“Health Canada Licences” means, collectively, all licences and other Authorizations issued by Health Canada to any of the Group Parties pursuant to Applicable Cannabis Laws or in respect of Cannabis Activities, including, without limitation, each of the licences and other Authorizations described on Schedule G applicable to the facility or location of such Group Party with respect to such licence or Authorization; and “Health Canada Licence” means any one of them.

“Hedge Arrangement” means, for any period, for any Group Party, any arrangement or transaction between such Group Party and a financial institution listed on Schedule I of the Bank Act (Canada), which is an interest rate swap transaction, basis swap, forward interest rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations.

“IFRS” means the International Financial Reporting Standards, as used by the International Accounting Standards Board.

“IFRS 16” means the International Financial Reporting Standard 16: Leases.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnitee” has the meaning set forth in Section 10.01.

“Industrial Hemp” has the meaning ascribed to the term “hemp” or such other comparable term under Applicable Law, including the Industrial Hemp Regulations (Canada) issued under the Cannabis Act and the Agriculture Improvement Act of 2018 (United States).

“Insolvency Legislation” means the Bankruptcy Code (United States), the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable bankruptcy, liquidation, conservatorship, winding-up, administration, assignment for the benefit of creditors, moratorium, arrangement, rearrangement, receivership, insolvency, reorganization, or other similar debtor relief law of any jurisdiction, including any law of any jurisdiction affecting creditors’ rights or pursuant to which proceedings may be commenced seeking or imposing any stay, reorganization, arrangement, composition or readjustment of obligations or indebtedness (including the arrangement provisions under applicable corporate law statutes or any other similar legislation in any jurisdiction involving an arrangement of obligations or indebtedness, including, without limitation, the Canada Business Corporations Act).

“Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets (including, without limitation, customer lists and information and business opportunities), industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

“Interest Payment Date” means the last Business Day of December, March, June and September in each calendar year.

“Interest Rate” means the interest rate equal to 10% per annum.

“Investment” means, as to any Person, any direct or indirect acquisition or investment (other than an Acquisition) by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person or (b) a loan, advance, Financial Assistance or capital contribution to, guarantee or assumption of Debt, or purchase or other acquisition of any other Debt or equity participation or interest, in another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees the debt of such other Person. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its fair market value at the time of such transfer.

“Joint Venture” means any arrangement, regardless of legal form, but including a corporation, partnership, joint venture, trust or contractual arrangement, formed or entered into between a Group Party and one or more other Persons (other than a Group Party) for the purpose of carrying on specific business or developing one or more specific projects together.

“Judgment Conversion Date” has the meaning set forth in Section 12.04(1)(b).

“Judgment Currency” has the meaning set forth in Section 12.04(1).

[Redacted]

“Landlord Agreement” means an agreement in form and substance satisfactory to the Lender, acting reasonably, given by the landlord of a Material Leasehold Interest in favour of the Lender, which shall include, without limitation, the following provisions (except to the extent otherwise agreed by the Lender): such landlord’s consent to the granting of an Encumbrance in the lease by a Credit Party which is a tenant thereunder in favour of the Lender, such landlord’s consent to the registration of notice of each lease of premises against title to the applicable real property for such Material Leasehold Interest; such landlord’s agreement to give written notice to the Lender in respect of and a reasonable opportunity to cure any default before terminating the lease, and such landlord’s agreement to waive (or subordinate and defer the enforcement of) its rights and remedies and any security it may hold in respect of any assets owned by such Credit Party located on the real property of such Material Leasehold Interest or affixed to such real property located at such Material Leasehold Interest which the tenant is entitled to remove under Applicable Law or pursuant to the terms of the lease.

“Lease Liability” means, with respect to any Person, any liability in respect of a Right of Use Asset that is required in accordance with GAAP to be recorded on the balance sheet of such Person in accordance with IFRS 16.

“Lender” means 2361380 Ontario Limited, a corporation incorporated under the laws of the Province of Ontario, and includes any successors and permitted assigns.

“Lender’s Counsel” means McCarthy Tétrault LLP or such other firm of legal counsel as the Lender may from time to time designate and any and all local agent counsel retained by McCarthy Tétrault LLP or such other firm for and on behalf of the Lender.

“Lender’s Payment Office” means the office of the Lender located at [Redacted], or such other office that the Lender may from time to time designate by notice to the Borrower.

“Loan” means the advance of funds made by the Lender to the Borrower on the Closing Date, pursuant to this Agreement.

“Loan Documents” means (a) this Agreement, the Fee Letter, the Security, all Control Agreements and each document, agreement and instrument, delivered to the Lender in connection herewith by or on behalf of a Credit Party or any other Person (in the case of any other Person, as required by the terms of this Agreement) on or after the Closing Date; and (b) all present and future security, agreements, documents, certificates and instruments delivered by any Credit Party or any other Person to the Lender pursuant to, or in respect of the agreements and documents referred to in clause (a), and “Loan Document” means any of the Loan Documents.

“Marijuana” or “Marihuana” has the meaning ascribed to the term “marihuana”, “marijuana” or such other comparable term under Applicable Law, including the Controlled Substances Act (United States).

“Material Adverse Effect” means a material adverse effect on: (a) the business, operations, properties, assets or condition (financial or otherwise) of the Credit Parties, taken as a whole; (b) the legality, validity or enforceability of any of the Loan Documents, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security; (c) the ability of any Credit Party to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents; or (d) the right, entitlement or ability of the Lender to enforce its rights or remedies under any of the Loan Documents.

“Material Contracts” means (a) each of the agreements identified in Schedule 6.01(22); and (b) any agreement, contract or legally binding arrangement entered into from time to time by a Group Party or to which any of its Property may be subject, for which breach, non-performance, cancellation, failure to renew, failure to replace, termination, revocation or lapse could reasonably be expected to have a Material Adverse Effect.

“Material Freehold Interest” means (a) each of the freehold interests of the Group Parties in any real property identified in Schedule 6.01(13) as a “Material Freehold Interest” (including the Kelowna Properties and the Mission Property); and (b) any freehold interest of a Group Party in real property that is (i) valued at fair market value in excess of [Redacted]; or (ii) which will be used in the Business for manufacturing, producing or packing products or storing of inventory with an inventory value in excess of [Redacted].

“Material Leasehold Interest” means (a) each of the leasehold interests of the applicable Group Parties in any real property identified in Schedule 6.01(13) as a “Material Leasehold Interest”, and (b) any other leasehold interest of any Group Party in any real property that is (i) material to, or necessary in, the operation of the Business (other than leased office space); or (ii) used in the Business for manufacturing, producing or packing products or storing of inventory with an inventory value in excess of [Redacted].

“Material Licences” means (a) each Business Authorization identified in Schedule 6.01(22); (b) each Health Canada Licence (other than the Analytical Licence); and (c) each other Business Authorization issued by any Governmental Authority to any Group Party from time to time, the breach or default in respect of which would reasonably be expected to result in a Material Adverse Effect.

“Maturity Date” means the earlier of (a) December 15, 2023; and (b) the date on which the Term Facility is terminated pursuant to Section 9.02.

“Mission Property” means the real property municipally known as 12556 Stave Lake Road, Mission, British Columbia V2V 0A6, as more particularly described in Schedule 6.01(13).

“Multiple on Invested Capital” [Redacted].

“NCIB” means the normal course issuer bid by the Borrower in accordance with Applicable Law in relation to its common shares.

“Net Proceeds” means any one or more of the following:

(a)	with respect to the receipt of proceeds under any insurance policy, the net amount equal to the aggregate amount received (or receivable) in cash by a Group Party in connection with such insurance proceeds less a provision for taxes payable by such Person attributable to such insurance proceeds; and

(b)	with respect to the issuance or incurrence of any Debt (other than Permitted Debt) by any Person, the net amount equal to the aggregate amount received in cash in connection with such issuance or incurrence of such Debt by such Person, less the sum of reasonable fees, including reasonable accounting, advisory and legal fees, commissions and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Lender) actually incurred or paid for by such Person in connection with the issuance or incurrence of any such Debt by such Person.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” shall refer to any relationship that is not a Non-Arm’s Length relationship.

“Obligations” means, with respect to any Credit Party, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization, whether or not allowed or allowable as a claim in any such case, proceeding or other action) to the Lender under, in connection with, relating to or with respect to any of the Loan Documents (including, without limitation, the Outstanding Amount and the Multiple on Invested Capital) and any unpaid balance thereof.

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, shareholders agreement, partnership agreement, joint venture agreement, limited liability company agreement or trust agreement, as applicable, and all other similar agreements, documents and instruments relative to such Person.

“Other Connection Taxes” means, with respect to the Lender or any other recipient of any payment to be made by or on account of a Credit Party hereunder or under any other Loan Document, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax (other than connections arising solely from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, this Agreement or enforced this Agreement or any other Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or Property Taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Outstanding Amount” means, as of any date of determination, the sum of the outstanding principal amount of the Loan owing to the Lender as of such date, as the same may have been increased from time to time prior to such date as a result of the payment in kind provisions under Section 4.06, or decreased from time to time prior to such date as a result of any repayment or prepayment thereof pursuant hereto, as applicable.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Benefits Act” means the Pension Benefits Act (Ontario) or similar minimum standards pension legislation of another jurisdiction to the extent it applies to a Pension Plan.

“Pension Event” means: (a) the failure of a Group Party to make or remit any employer or employee contributions with respect to any Pension Plan required by Applicable Law or by the terms of such Pension Plan, except where such failure could not reasonably be expected to have a Material Adverse Effect ; (b) the revocation of registration by applicable Governmental Authorities of a Defined Benefit Pension Plan; (c) the material failure of a Pension Plan to comply with the provisions of Applicable Law or with the terms of such Pension Plan; (d)(i) the filing of a notice with a Governmental Authority to, (ii) the institution of proceedings by any Governmental Authority to, or (iii) the actual, termination or wind up of all or a part of a Defined Benefit Pension Plan; or (e) a trustee is appointed to administer a Defined Benefit Pension Plan.

“Pension Plan” means a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) and in respect of which the Group Party is an employer for the purposes of the Pension Benefits Act.

“Permitted Acquisition” means (i) any Acquisition between Credit Parties or any transfer from a Group Party to a Credit Party, or (ii) any Acquisition by a Group Party with respect to which all of the following conditions shall have been satisfied:

(a)	the Persons acquired pursuant to the Acquisition shall operate in a business that includes all or any part of the Business and shall be organized and resident under the laws of an Approved Jurisdiction (or a province, state or territory thereof);

(b)	at the time of such Acquisition, there exists no Default or Event of Default and there shall exist no Default or Event of Default after giving effect to the consummation of such Acquisition;

(c)	existing Debt, other than Permitted Debt, of Persons acquired pursuant to such Acquisition shall be repaid concurrently with such Acquisition, and all Encumbrances, other than Permitted Encumbrances, shall be discharged on consummation of such Acquisition;

(d)	the Borrower shall have Unrestricted Cash of not less than [Redacted] before and after consummation of such Acquisition;

(e)	in the case of a share purchase, immediately thereafter such Person will be a Subsidiary of the Borrower;

(f)	if Equity Interests of any Person are acquired by a Group Party pursuant to such Acquisition, the Lender shall receive the documents and agreements contemplated by Section 7.01(12) and Section 7.01(13) within 45 days after closing of such Acquisition (or within such longer period of time as the Lender may agree, acting reasonably); and

(g)	if a Group Party acquired any Material Freehold Interest pursuant to such Acquisition, the Lender shall receive the documents and agreements contemplated by Section 7.01(13) within 45 days after closing of such Acquisition (or within such longer period of time as the Lender may agree, acting reasonably).

“Permitted Debt” means:

(a)	Debt under this Agreement;

(b)	Debt in respect of Purchase Money Security Interests and Lease Liabilities in an outstanding principal amount not to exceed [Redacted] in the aggregate at any time;

(c)	Permitted Intercompany Debt;

(d)	Cash Management Obligations in an outstanding principal amount not to exceed [Redacted] in the aggregate at any time;

(e)	Subordinated Debt;

(f)	Debt owing to SoRSE Technology Corporation by the Borrower pursuant to the SoRSE Agreement;

(g)	Hedge Arrangements, so long as (i) such Hedge Arrangement complies with Section 7.03(19); and (ii) the net mark-to-market value of all Hedge Arrangements do not exceed [Redacted] in the aggregate at any time; and

(h)	Debt consented to in writing by the Lender from time to time.

“Permitted Disposition” means:

(a)	any Disposition of inventory in the ordinary course of business;

(b)	any Disposition of used, surplus, obsolete or worn-out Property and equipment in the ordinary course of business for nominal consideration;

(c)	any Disposition of Property between Credit Parties; and

(d)	any other Disposition of Property of any Group Party on Arm’s Length terms and for fair market value, provided that no Default or Event of Default exists at the time of, or after giving effect to, such Disposition.

“Permitted Distributions” means:

(a)	any Distribution from any Person (including a Credit Party) to a Credit Party;

(b)	payments of Permitted Intercompany Debt;

(c)	Distributions payable only in Equity Interests of the Borrower to any of its directors, officers and employees pursuant to any employee incentive plan, stock option plan, long term incentive plan or other benefit plan of the Borrower in effect from time to time;

(d)	Distributions paid in Equity Interests of the Borrower in order to settle Earn Out Obligations;

(e)	Distributions to any Person described in paragraph (d) of the definition of “Distributions” that do not exceed [Redacted], in aggregate, in any Fiscal Year; and

(f)	any other Distribution (including a repurchase of common shares of the Borrower pursuant to the NCIB and any payment in cash of Earn Out Obligations) so long as the following conditions are satisfied (i) the Distribution is not a cash dividend or other Distribution to any holder of Equity Interests of the Borrower (ii) the Borrower shall have Unrestricted Cash of not less than [Redacted] before and after giving effect to such Distribution; and (iii) no Default or Event of Default exists at the time of, or after giving effect to, such Distributions, in each case, both prior to and after giving effect to such Distributions.

“Permitted Encumbrances” means, with respect to any Person or Property, the following:

(a)	Encumbrances for Taxes, assessments and other governmental charges or levies not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and in respect of which reasonable reserves under GAAP are maintained;

(b)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, material suppliers, carriers and others in respect of the construction, maintenance, repair or operation of Property, provided that such Encumbrances are related to obligations not due and delinquent, are not registered against title to the Property, or if registered, that Person is acting diligently to discharge or vacate same, written notices of which Encumbrances have not been received, or if received the Person is acting diligently to discharge or vacate same, and in respect of which adequate holdbacks are being maintained as required by Applicable Law provided that in any event, such registration or notice referred to above is discharged within 45 days of the initial registration, filing or service, as applicable;

(c)	reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable Property, or interests therein;

(d)	zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, state, municipal and other Governmental Authorities, licences, easements, rights-of-way and rights in the nature of easements (including, without limiting the generality of the foregoing, licences, restrictions, easements, servitudes, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which do not materially impair the use of the affected land for the purpose for which it is used by that Person;

(e)	title defects, encroachments or irregularities or other matters relating to title which are of a minor nature and which in the aggregate do not materially impair the use of the affected Property for the purpose for which it is used by that Person;

(f)	the right reserved to or vested in any municipality or other Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)	security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business provided that such security does not materially impair the use of the affected Property for the purpose for which it is used by that Person;

(h)	subdivision, development, servicing and site plan agreements, undertakings and agreements made pursuant to applicable planning and development legislation, entered into with or made in favour of any Governmental Authority or public/private utility;

(i)	any Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers’ compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law, Encumbrances and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances, and public, statutory and other like obligations incurred in the ordinary course of business;

(j)	any Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings or is promptly satisfied by that Person and does not result in an Event of Default;

(k)	the Security;

(l)	Purchase Money Security Interests and Lease Liabilities, provided that the Debt secured thereby is Permitted Debt described under paragraph (b) of the definition of Permitted Debt, so long as such Debt secured thereby does not exceed [Redacted] in the aggregate at any time.

(m)	Encumbrances arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(n)	Encumbrances arising from the right of distress enjoyed by landlords or Encumbrances otherwise granted to landlords (including, without limitation, Encumbrances over rent deposits), in either case, to secure the payment of arrears of rent in respect of leased Properties;

(o)	Encumbrances in favour of other financial institutions arising in connection with a Credit Party’s deposit and/or securities accounts held at such institutions, provided that (i) the Lender has a perfected first priority security interest in the amounts held in such deposit and/or securities accounts; (ii) such accounts are permitted to be maintained pursuant to Section 7.03(26); and (iii) the Cash Management Obligations secured thereby does not exceed [Redacted] in the aggregate at any time,

(p)	such other Encumbrances as agreed to in writing by the Lender in accordance with this Agreement; and

(q)	any extension, renewal or replacement of any of the foregoing as permitted hereunder.

“Permitted Intercompany Debt” means Debt owing by one Credit Party to another Credit Party.

“Person” means any natural person, corporation, limited liability company, unlimited liability company, trust (including a business trust), joint venture, association, company, general partnership, limited partnership, unincorporated organization, Governmental Authority or other entity.

“PIK Notice” has the meaning set forth in Section 4.06.

[Redacted]

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, all real property (including leasehold interest in real property), personal property, fixed assets, equipment, accounts receivable, inventory, intellectual property, any share in the capital of a corporation or ownership interest in any other Person and all other assets and undertaking of such Person.

“Purchase Money Security Interest” means an Encumbrance created or assumed by a Credit Party securing Debt incurred to finance the unpaid acquisition price of personal Property (but, for certainty, excluding Equity Interests or in connection with an Acquisition) provided that in each case: (a) such Encumbrance is created prior to, or concurrently with, the acquisition of such personal Property; (b) such Encumbrance does not at any time encumber any Property other than the Property financed or refinanced (to the extent the principal amount is not increased) by such Debt and proceeds thereof; (c) the amount of Debt secured thereby is not increased subsequent to such acquisition; and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original acquisition price of such personal Property at the time it was acquired by such Credit Party, plus all costs and expenses incurred in connection therewith.

“Qualified Plan” shall mean a US Benefit Plan which is intended to be tax-qualified under Section 401(a) of the US Tax Code.

“Quarterly Interest Payment” means a payment of interest made in respect of the Outstanding Amount, calculated in accordance with Section 4.02, and payable in accordance with Section 4.02 or Section 4.06, as applicable, each such payment to be made on the applicable Interest Payment Date for the period from and including the date hereof, or the most recent Interest Payment Date prior to such applicable Interest Payment Date, as applicable to but excluding such applicable Interest Payment Date.

“Receivables” means the indebtedness and payment obligations of any Person to any Credit Party or acquired by any Credit Party (including obligations constituting an account or general intangible or evidenced by a note, instrument, contract, security agreement, chattel paper or other evidence of indebtedness or security) arising from a sale of merchandise or the provision of services by such Credit Party or the Person from which such indebtedness and payment obligation were acquired by such Credit Party, including (a) any right to payment for goods sold or for services rendered and (b) the right to payment of any interest, sales taxes, finance charges, returned check or late charges and other obligations of such Person with respect thereto.

“Recipient” is defined in the definition of “Excluded Taxes”.

“Refinancing” means: (a) the payment in full of all principal, accrued and unpaid interest, fees, premium, if any, and other amounts, under the Existing Credit Facilities (other than contingent obligations not then due and payable and that by their terms survive the termination of the Existing Credit Facilities); (b) the termination of all commitments to extend credit under the Existing Credit Facilities; and (c) the release of all Encumbrances granted by the Credit Parties in connection with the Existing Credit Facilities.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees and agents of such Person and of such Person’s Affiliates.

“Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada or any other country or political subdivision thereof, in which such Person has its jurisdiction of organization, chief executive office, registered office, place of domicile or principal place of business or has tangible Property (other than Property in transit) and, for greater certainty, at the Closing Date includes the jurisdictions set forth in Schedule 6.01(20).

“Repayment Date” means a date on which the Borrower makes a repayment of all of the Outstanding Amount (whether voluntary or mandatory).

“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule B.

“Requirements of Environmental Law” means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, guidelines, orders, approvals, notices, permits and directives of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada and any other jurisdiction in which any Group Party has operations or assets, where such requirements relate to environmental or occupational health and safety matters (solely as they relate to exposure to a Hazardous Material) and the assets and undertaking of any Group Party and the intended uses thereof, including all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) exposure to a Hazardous Material; and (d) the regulation of Hazardous Materials.

“Requirements of Law” means, as to any Person, the Organizational Documents of such Person, any Business Authorization, any Applicable Law, and any determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.

“Responsible Officer” of any Person means any executive officer or chief financial officer, principal accounting officer, treasurer, assistant treasurer or controller of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement.

“Restricted Person” has the meaning set forth in Section 6.01(34).

“Retiree Welfare Plan” shall mean, at any time, a US Benefit Plan that is a “welfare plan” as defined in Section 3(1) of ERISA, that provides for continuing coverage or benefits for any participant or any beneficiary of a participant after such participant’s termination of employment, other than continuation coverage provided pursuant to Section 4980B of the US Tax Code and at the sole expense of the participant or the beneficiary of the participant.

“Right of Use Asset” means, with respect to any Person, any asset that is leased by such Person and that is required in accordance with GAAP to be recorded on the balance sheet of such Person as a “right of use asset” pursuant to IFRS 16.

“Sanction(s)” means any international economic sanction administered or enforced by the United States Government (including without limitation, OFAC and the U.S. Department of State), Canada, the European Union, Her Majesty’s Treasury or other relevant sanctions authority having jurisdiction over the parties to this Agreement.

“Security” means all security (including guarantees) held from time to time by the Lender securing or intended to secure directly or indirectly repayment of the Obligations and includes, without limitation, all security described in Article 8.

“Security Documents” means the documents referred to in Article 8.

“Solvent” and “Solvency” means, with respect to any Person on a particular date, that on such date (a) the Person is able to meet his obligations as they generally become due; (b) the Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; and (c) the aggregate of the Person’s Property is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all its obligations, due and accruing due. For the purposes of clause (c), the amount of the Contingent Obligations at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

“SoRSE Agreement” means the amended and restated manufacturing and sales license agreement dated December 12, 2019 between the Borrower and SoRSE Technology Corporation.

“SoRSE Royalty Payment” means a royalty payment obligation payable by the Borrower to SoRSE Technology Corporation pursuant to the SoRSE Agreement.

“Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the immediately preceding Business Day.

“Subordinated Debt” means, with respect to any Person, at any time, indebtedness for borrowed money which is deeply subordinated and postponed to the Obligations pursuant to a subordination and postponement agreement in form and on terms and conditions satisfactory to the Lender, acting reasonably, and which terms and conditions provide, without limitation, that (a) the maturity of such Subordinated Debt will not be earlier than one year and 90 days after the Maturity Date of the Term Facility, (b) such Subordinated Debt is deferred, postponed and subordinated in all respects to the prior indefeasible payment in full of the Term Facility, the indefeasible payment in full of the Obligations, and the termination of this Agreement, (c) no payments of principal or interest or other amounts shall be made on account of the Subordinated Debt other than payments in kind and cash payments to the extent such cash amount would be permitted by the terms of the applicable subordination and postponement agreement, (d) the holder of the Subordinated Debt shall not take any steps whatsoever to enforce payment (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Term Facility and all Obligations owing thereunder have been indefeasibly paid in full and this Agreement has been terminated; (e) the Subordinated Debt shall be unsecured and not guaranteed by any Group Party; and (f) the holder of the Subordinated Debt shall not take any steps whatsoever to contest or challenge the priority or validity of the Obligations or the Security in favour of the Lender or the rights and remedies of the Lender under the Loan Documents.

“Subsidiary” means, at any time, with respect to any Person, any other Person, if at such time the first mentioned Person (a) owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and (b) directly or indirectly, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the board of directors or other persons performing similar functions for such other Person or otherwise exercise control over the management and policies of such other Person, and in either case will include any other Person in like relationship to a Subsidiary of such first mentioned Person. Unless otherwise specific to the contrary herein or the context otherwise requires, Subsidiary shall refer to the Subsidiary of a Credit Party.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Facility” has the meaning set forth in Section 2.01.

“Title IV Plan” shall mean an employee pension benefit plan, as defined in Section 3(2) of ERISA (other than a US Multiemployer Plan), which is covered by Title IV of ERISA, and which any Group Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

“Transactions” means the execution, delivery and performance by the Credit Parties of the Loan Documents, the Refinancing, the borrowing of the Loan and the use of the proceeds thereof.

“United States Dollars”, “US Dollars”, and “US $” means the lawful money of the United States of America.

“Unrestricted Cash” means unrestricted cash and Cash Equivalents held by the Borrower that are subject to the valid, enforceable and first priority perfected Encumbrance in favour of the Lender and held in a deposit account or a securities account with Canadian Imperial Bank of Commerce (or another financial institution acceptable to the Lender) subject to a Control Agreement and free and clear of any Encumbrance, other than in favour of the Lender; provided that, the requirement of a Control Agreement shall not be required on the Closing Date, but will be required at all times on and after satisfaction of the post-closing covenant related thereto contained in Section 7.01(21).

“US Benefit Plan” shall mean, at any time, an employee benefit plan, as defined in Section 3(3) of ERISA, which any Group Party maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any Group Party (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be an employee benefit plan of such Group Party).

“US Multiemployer Plan” shall mean a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, and to which any Group Party or ERISA Affiliate is making, is obligated to make, has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

“US Tax Code” means the Internal Revenue Code of 1986 (United States).

“Wholly-Owned Subsidiary” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (a) director’s qualifying shares and (b) nominal shares issued to foreign nationals to the extent required by Applicable Laws) are owned by such Person and/or by one or more wholly-owned Subsidiaries of such Person.

“Withholding Agent” means any Credit Party or the Lender, as applicable.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Accounting Practices

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP as in effect on the date of this Agreement. The Borrower shall not change its reporting to a different reporting standard. If any accounting changes occur and such changes result in a material change in the standards or terms used in this Agreement, then the Borrower and the Lender agree to enter into negotiations in order to amend such provisions of this Agreement, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the applicable entity’s financial condition shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Lender to any required amendments of such provisions shall be sufficient to bind the Lender. If the Borrower and the Lender agree upon the required amendments, then after appropriate amendments have been executed and the underlying accounting change with respect thereto has been implemented, any reference to GAAP contained in this Agreement or in any other Loan Document shall, only to the extent of such accounting change, refer to GAAP, consistently applied after giving effect to the implementation of such accounting change. If the Borrower and the Lender cannot agree upon the required amendments within 30 days following the date of implementation of any accounting change, then all standards and terms in this Agreement and the other Loan Documents shall continue to be prepared, delivered and made without regard to the underlying accounting change.

1.04	Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Loan Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance.

1.05	Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars.

1.06	Paramountcy

In the event of a conflict in or between the provisions of this Agreement and the provisions of any Schedule annexed hereto or any of the other Loan Documents then, notwithstanding anything contained in such Schedule or other Loan Document, the provisions of this Agreement will prevail and the provisions of such Schedule or other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of a Group Party is expressly permitted under this Agreement but is expressly prohibited under any Schedule annexed hereto or another Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any Schedule annexed hereto or a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Schedule or such Loan Document but this Agreement does not expressly relieve the applicable Group Party from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Schedule or Loan Document.

1.07	Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.08	Interest Payments; Calculations and Other Payments

(1)          All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2)          Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3)          For the purposes of the Interest Act (Canada) and disclosure under such Act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365 or such other period of time, as the case may be.

(4)          Unless expressly agreed otherwise under this Agreement, the Lender shall calculate all fees and interest which calculations shall be prima facie evidence of the amounts so owing, absent manifest error. For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice.

(5)          Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Lender theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.09	Determinations By the Borrower

All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the knowledge of a Responsible Officer of the Borrower shall be deemed to require the Borrower to make all inquiries and investigations as it determines are reasonable in the circumstances before making any such determination or assessment.

1.10	Terms Generally; Extended Meanings

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise: (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein); (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns; (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement; (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time; and (f) the words “asset” and “Property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and Properties, including cash, securities, accounts and contract rights.

1.11	Divisions

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

[Redacted]

ARTICLE 2 – THE TERM FACILITY

2.01	Term Facility

Subject to the terms and conditions of this Agreement, the Lender hereby establishes in favour of the Borrower a non-revolving term loan facility (the “Term Facility”) in an amount up to $40,000,000.

2.02	Purpose of Term Facility

The Loan under the Term Facility shall only be used for (a) general corporate purposes and working capital purposes, including the payment of related fees and expenses, and

(b) the Refinancing.

2.03	Manner of Borrowing

The Borrower may, subject to the terms hereof, make one Drawdown on the Closing Date under the Term Facility in Canadian Dollars for the purposes described in Section 2.02.

2.04	Nature of the Term Facility

The Term Facility is a non-revolving credit facility and, accordingly, no amounts repaid under the Term Facility may be reborrowed and the limits of the Term Facility will be automatically and permanently reduced by the amount of any such repayment so made. Any amount not borrowed by the Borrower on the Closing Date under the Term Facility shall be cancelled and may not thereafter be borrowed by the Borrower.

2.05	Notice Period for Drawdowns

(1)          Subject to the provisions of this Agreement, and provided that no Default or Event of Default has occurred and is continuing (without having been cured or waived as provided in this Agreement), the Borrower may make a Drawdown under the Term Facility.

(2)          In the case of a Drawdown, the Borrower shall give the Lender a Drawdown Notice not less than three Business Days prior to the Closing Date.

(3)          The Drawdown Notice shall be delivered by the Borrower on a Business Day on or prior to 10:00 a.m. (Toronto time) to the Lender and shall be irrevocable and binding on the Borrower.

2.06	Irrevocability

A Drawdown Notice or a Repayment Notice, as the case may be, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

2.07	Accounts of Record

The Lender shall open and maintain books of account evidencing the Loan, the Outstanding Amount and all other Obligations owing by the Borrower to the Lender hereunder. The Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. Absent manifest error, the information entered in the foregoing accounts shall constitute prima facie evidence of the Obligations of the Borrower to the Lender hereunder with respect to the Loan, the Outstanding Amount and all other amounts owing by the Borrower to the Lender under the Loan Documents. After a request by the Borrower, the Lender shall promptly advise the Borrower of such entries made in the Lender’s books of account.

ARTICLE 3 – DISBURSEMENT CONDITIONS

3.01	Conditions Precedent for the Closing Date and Drawdown Under the Term Facility

This Agreement shall be effective on the Closing Date and the Drawdown under the Term Facility on the Closing Date will be available to be drawn, upon the following conditions being satisfied:

(a)	this Agreement and each of the other Loan Documents to be delivered on the Closing Date shall have been executed and delivered by all parties thereto;

(b)	the Lender shall have received timely notice of the Drawdown as required under Sections 2.05(2) and 2.05(3);

(c)	duly executed copies of the Security Documents required to be delivered on the Closing Date pursuant to Section 8.01 shall have been delivered to the Lender (along with certificates, if any, representing all shares or other securities pledged, together with related stock powers duly executed in blank or duly executed pledge endorsements, as applicable) and such financing statements or other registrations of the Security, or notice thereof, shall have been filed and/or registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Lender to preserve or protect the charges and security interests created thereby, in each case, that are required to be delivered on the Closing Date; and for greater certainty, the Borrower shall be entitled to register the debenture described in Section 8.01(f) against the Kelowna Properties and the Mission Property after the time of closing on the Closing Date, provided that the Borrower delivers to the Lender evidence of satisfactory title insurance coverage (including gap coverage) at or prior to such time of closing;

(d)	the Refinancing shall have been consummated or shall be consummated substantially concurrently with the Drawdown under the Term Facility, or the Lender shall otherwise be satisfied, in its sole discretion, that the Refinancing will be consummated from the proceeds of the Drawdown under the Term Facility;

(e)	arrangements satisfactory to the Lender for repayment in full of all Debt that is not Permitted Debt owing by any Credit Party to any other Person (other than another Credit Party) concurrently with the Drawdown under the Term Facility;

(f)	releases, discharges, estoppels and postponements that are required (if any) in the discretion of the Lender (in registerable form where necessary) with respect to all Encumbrances affecting the Collateral that are not Permitted Encumbrances, if any, will have been delivered to the Lender;

(g)	the Borrower shall have Unrestricted Cash in a minimum amount of [Redacted] on the Closing Date;

(h)	the Lender will have completed its financial, accounting, tax, business, environmental and legal due diligence with respect to Group Parties and the Transactions and the results of such due diligence will be satisfactory to the Lender in its sole discretion;

(i)	the Lender, acting reasonably, shall be satisfied with the corporate and capital structure of the Borrower on the Closing Date;

(j)	the corporate organizational chart of the Group Parties and any Joint Ventures shall be as set forth in Schedule 6.01(19);

(k)	the representations and warranties deemed to be made pursuant to Section 6.01 will be true and correct and an officer of the Borrower shall have certified as such to the Lender;

(l)	no Default or Event of Default will have occurred and be continuing on the Closing Date, or would result from any Credit Party’s entry into this Agreement or the transactions contemplated hereunder and an officer of the Borrower shall have certified as such to the Lender;

(m)	no Material Adverse Effect will have occurred since November 30, 2020 and an officer of the Borrower shall have certified as such to Lender; provided that, the events in respect of the COVID-19 pandemic shall not constitute an event which has had, or could reasonably be expected to have, a Material Adverse Effect for the purposes of this Section 3.01(m);

(n)	the Lender will have received certified copies of all shareholder, regulatory, governmental and other approvals required in order for the Credit Parties to enter into the Loan Documents to which it is a party and to perform its obligations thereunder and to complete the Transactions;

(o)	the Lender shall have received certified copies of the Health Canada Licences held by the Group Parties;

(p)	the Lender shall have received certified copies of the Organizational Documents of each Canadian Credit Party, the resolutions authorizing the execution, delivery and performance of each Canadian Credit Party’s respective obligations under the Loan Documents to which they are a party and the transactions contemplated herein, and the incumbency of the officers and directors of the Canadian Credit Parties;

(q)	the Lender shall have received certificates of status, good standing or the local equivalent (if any), as applicable, in respect of each Credit Party;

(r)	the Lender shall have received a legal opinion from the Borrower’s Counsel dated as of the Closing Date, reasonably satisfactory to Lender’s Counsel with respect to all Credit Parties;

(s)	receipt by the Lender of copies of all legal opinions or memorandums with respect to Cannabis Activities filed by the Borrower or any other Group Party with any securities commission, stock exchange or similar entity outside of Canada prior to the Closing Date;

(t)	the Lender shall have received certificates of insurance, in form and substance reasonably satisfactory to the Lender which includes the Lender as first loss payee and mortgagee under policies covering physical loss or damage to the Property of the Canadian Credit Parties (which policies shall be subject to a standard mortgage clause or lender loss payable clause as approved by the Insurance Bureau of Canada) and with the Lender as additional insured under liability insurance policies covering such Property and with the property damage policies and liability policies including a waiver of subrogation of the insurers’ rights of subrogation in favour of the Lender;

(u)	the Lender shall have received a solvency certificate, substantially in the form set forth in Schedule E from the chief financial officer (or other officer with equivalent duties) of the Borrower;

(v)	all fees required to be paid on the Closing Date pursuant to the Fee Letter, and this Agreement and reasonable and documented out-of-pocket expenses (including legal fees) required to be paid on the Closing Date pursuant to this Agreement, shall have been paid, or the Lender shall have been irrevocably directed to deduct such amounts from the Drawdown under the Term Facility; and

(w)	the Lender will have received all other documents, agreements, certificates and instruments reasonably requested by it in respect of the Credit Parties,

provided that all documents delivered pursuant to this Section 3.01 shall be in full force and effect, and in form and substance satisfactory to the Lender acting reasonably.

3.02	Waiver

The conditions set forth in Section 3.01 are inserted for the sole benefit of the Lender and may be waived by the Lender in whole or in part (with or without terms or conditions).

ARTICLE 4 – PAYMENTS OF PRINCIPAL, INTEREST AND FEES

4.01	Place of Payment of Principal, Interest and Fees

All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, shall be made to the Lender at the Lender’s Payment Office, or at such other location as may be agreed upon by the Lender and the Borrower, for the account of the Lender, not later than 12:00 p.m. (Toronto time) for value on the date when due, and shall be made in immediately available funds without set-off or counterclaim.

4.02	Interest on the Outstanding Amount; Default Interest Rate

(1)          In respect of the Outstanding Amount, interest shall accrue from the Closing Date and the Borrower agrees to be liable for and pay interest on the Outstanding Amount at the Interest Rate in accordance with the terms hereof. Interest in respect of the Outstanding Amount shall be due and payable by way of a Quarterly Interest Payment on each and every Interest Payment Date during which the Outstanding Amount remains outstanding, on the Maturity Date and on each Repayment Date, as applicable. The initial Interest Payment Date will be December 31, 2021.

(2)          Upon the occurrence and during the continuance of any Event of Default, the Borrower shall pay the Lender interest on the Outstanding Amount, and such interest shall accrue daily, be calculated and compounded quarterly and be payable on demand, after as well as before maturity, and judgment, at a rate per annum that is equal to the Default Interest Rate.

4.03	No Set-Off, Deduction etc.

Except with respect to Taxes (which are governed by Section 11.02), all payments (whether interest or otherwise) to be made by the Borrower or any other party pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or any other party will, as a separate and independent obligation to the Lender, be obligated to immediately pay to the Lender all such additional amounts as may be required to fully indemnify and save harmless the Lender from such set-off or deduction and will result in the effective receipt by the Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement.

4.04	[Redacted]

4.05	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due from the Borrower hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded quarterly and be payable on demand, after as well as before maturity, and judgment, at a rate per annum that is equal to the Default Interest Rate.

4.06	Payment in Kind (PIK)

Provided that there is not then existing a Default or an Event of Default which is continuing, the Borrower may, upon providing at least three Business Days’ prior written notice to the Lender (substantially in the form attached hereto as Schedule F, the “PIK Notice”), elect on one occasion prior to the Maturity Date, to pay all or any portion of a Quarterly Interest Payment in kind (and not in cash), without penalty, and the amount so paid in kind shall be added to the Outstanding Amount on the applicable Interest Payment Date and shall thereafter be deemed to be, and shall be treated for all purposes hereunder at all times thereafter as, part of the Outstanding Amount. The PIK Notice shall be in writing and shall set out the applicable Quarterly Interest Payment. For greater certainty, interest shall accrue and be payable on interest capitalized pursuant to this Section 4.06 in the same manner and form and at the same time as the balance of the Outstanding Amount, no matter how it may arise.

ARTICLE 5 – REPAYMENT

5.01	Mandatory Repayments of the Term Facility

(1)          Subject to Section 9.02, the Borrower shall repay or pay, as the case may be, to the Lender, the Outstanding Amount and the other Obligations in full on or before the Maturity Date.

(2)         The Outstanding Amount plus all other Obligations, fees and reasonable out-of-pocket expenses and other amounts due hereunder (including the Multiple on Invested Capital) shall be paid in full on the date on which all or substantially all of the assets of the Borrower and its Subsidiaries are sold or transferred to a Person (other than a Credit Party).

(3)         Upon the occurrence of a Change of Control the Lender reserves the right, in its sole discretion, to require the Borrower to repay the Outstanding Amount (together with all other Obligations, including without limitation, the Multiple on Invested Capital determined in the manner as set forth in Section 5.03) in full on the date such Change of Control occurs.

(4)          If any Group Party receives Net Proceeds from the issuance or incurrence of Debt (other than Permitted Debt), an amount equal to the lesser of (i) such Net Proceeds and (ii) the outstanding Obligations as of such date shall be paid by the Borrower (irrespective as to which Group Party issued or incurred such Debt) to the Lender within five Business Days after such Net Proceeds are received by any Group Party and such amount shall be applied by the Lender against the outstanding Obligations.

(5)          If any Group Party receives Net Proceeds from any insurance policy in an amount greater than [Redacted], an amount equal to the lesser of (i) such Net Proceeds, and (ii) the outstanding Obligations as of such date shall be paid by the Borrower (irrespective as to which Group Party received such Net Proceeds) to the Lender within five Business Days after receipt of such Net Proceeds by a Group Party and such amount shall be applied by the Lender against the outstanding Obligations; provided that, the Borrower may, if no Default or Event of Default exists, commit within 180 days following receipt thereof to apply such Net Proceeds to replace, repair or rebuild the applicable Property to which such Net Proceeds relate. If following such 180 day period, no Group Party has committed to spend such Net Proceeds on the replacement, repair or rebuilding of such Property or if such commitment to spend has been made but the replacement, repair or rebuilding of such Property has not commenced within an additional 180 days following such commitment to spend, an amount equal to the lesser of (i) such Net Proceeds, and (ii) the outstanding Obligations as of such date shall immediately be paid by the Borrower (irrespective as to which Group Party issued or incurred such Debt) to the Lender and such amount shall be applied by the Lender against the outstanding Obligations.

(6)          For clarity, any mandatory repayment of outstanding Obligations made pursuant to this Section 5.01 shall include payment of the Multiple on Invested Capital determined in the manner as set forth in Section 5.03.

5.02	Voluntary Prepayment of the Term Facility

The Borrower may, at any time and from time to time, on any Business Day commencing six months following the Closing Date, prepay all, or any part, of the Outstanding Amount to the Lender together with the applicable Multiple on Invested Capital (determined in the manner as set forth in Section 5.03) in respect thereof; provided that,

(a)	the Borrower shall give a Repayment Notice to the Lender not later than 10:00 a.m. (Toronto time) on a Business Day that is not less than five Business Days’ prior to the date of the proposed repayment; and

(b)	repayments made pursuant to this Section 5.02 may only be made on a Business Day.

5.03	Multiple on Invested Capital

(1) If the Borrower makes a repayment (whether voluntary or mandatory) of all or any part of the Outstanding Amount, the Borrower shall also pay the applicable Multiple on Invested Capital in respect thereof to the Lender; provided that, for certainty, notwithstanding any other provision of this Agreement, the total amount in respect of principal and interest paid hereunder by the Borrower shall not in any event exceed, in aggregate, (i) the Outstanding Amount as of the Closing Date (after giving effect to the Drawdown of $40,000,000 on the Closing Date) plus (ii) the Multiple on Invested Capital (calculated in accordance with Schedule 5.03).

(2)           Payment of the Multiple on Invested Capital under this Article 5 constitutes liquidated damages, not unmatured interest or a penalty, as the actual amount of damages to the Lender as a result of the relevant triggering event, prepayment or repayment would be impracticable and extremely difficult to ascertain. Accordingly, the Multiple on Invested Capital is provided by mutual agreement of the Borrower and the Lender as a reasonable estimation and calculation of such actual lost profits and other actual damages of the Lender. Without limiting the generality of the foregoing, it is understood and agreed that upon the occurrence of the Loan becoming due and payable prior to the Maturity Date for any reason (whether due to acceleration pursuant to this Agreement, by operation of law or otherwise), the Multiple on Invested Capital shall be automatically and immediately due and payable. The Multiple on Invested Capital shall also be automatically and immediately due and payable if the Outstanding Amount is satisfied or released by realization on the Collateral or otherwise. THE BORROWER HEREBY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR OTHER LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY SUCH EVENTS. The Borrower and the other Credit Parties expressly agree (to the fullest extent it and they may lawfully do so) that with respect to the Multiple on Invested Capital payable under the terms of this Agreement: (a) the Multiple on Invested Capital is reasonable and is the product of an Arm’s Length transaction between sophisticated business parties, ably represented by counsel; (b) the Multiple on Invested Capital shall be payable notwithstanding the then-prevailing market rates at the time payment is made; (c) there has been a course of conduct between the Lender and the Credit Parties giving specific consideration in this transaction for such agreement to pay the Multiple on Invested Capital; and (c) the Credit Parties shall be estopped hereafter from claiming differently than as agreed to in this Section. The Borrower expressly acknowledges that its agreement to pay the Multiple on Invested Capital as herein described is a material inducement to the Lender to provide the commitment to establish the Term Facility and to make the Loan available to the Borrower.

ARTICLE 6 – REPRESENTATIONS AND WARRANTIES

6.01       Representations and Warranties

The Borrower represents and warrants to the Lender and acknowledges and confirms that the Lender is relying upon such representations and warranties:

(1)          Existence and Qualification. Each Group Party: (a) has been duly incorporated, established, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting and in good standing as a corporation, company, limited partnership or partnership, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may be (or in the case of Group Parties which are not corporations or companies, has been duly created or established as a partnership or other applicable entity and validly exists under and is in good standing under the laws of the jurisdiction in which it has been created or established); (b)  is duly licensed, registered and qualified to carry on its business and is in good standing in each jurisdiction in which it carries on business or owns assets; and (c) has all required Material Licences. To the Borrower’s knowledge, all suppliers to, and customers of, the Group Parties are duly and properly licensed and authorized to engage in Industrial Hemp-related activities pursuant to and to the extent required by Applicable Cannabis Laws.

(2)           Power and Authority. Each Credit Party has the corporate, company or partnership power and authority, as the case may be: (a) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents; (b) to have implemented and completed the Transactions and to enter into, and to exercise, its rights and perform its obligations under all instruments and agreements delivered by it in connection with the Transactions; and (c) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3)          Execution, Delivery, Performance and Enforceability of Documents. The execution, delivery and performance of each of the Loan Documents to which any Credit Party is a party, and every other instrument or agreement delivered by a Credit Party pursuant to any Loan Document or in connection with the Transactions, has been duly authorized by all corporate, company or partnership actions required, and each of such documents has been duly executed and delivered by it. Each Loan Document to which any Credit Party is a party constitutes the legal, valid and binding obligations of such Credit Party, enforceable against such Credit Party in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

(4)          Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations. None of the execution or delivery of, the consummation of the Transactions contemplated in, or the compliance with the terms, conditions and provisions of any of, the Loan Documents by any Credit Party that is party thereto conflicts with or will conflict with or results or will result in any breach of or constitutes a default under or contravention of, (a) any Requirement of Law (including such Credit Party’s Organizational Documents), or (b) any Material Contract or Material Licence or results or will result in the creation or imposition of any Encumbrance upon any of its Property, except for Permitted Encumbrances.

(5)          Consent Respecting Loan Documents. Each Credit Party has obtained, made or taken, as applicable, all Authorizations, registrations, filings, notices and other actions whatsoever required (including from any Governmental Authority), (except for registrations or filings which may be required in respect of the Security Documents) to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents, to complete and implement the Transactions and to execute and deliver each of the instruments and agreements delivered by it in connection with the Transactions.

(6)          Security Documents. Each Security Document (a) creates a valid and enforceable Encumbrance upon the Collateral described therein in favour of the Lender on the terms set forth therein, subject only to the terms of this Agreement and to Permitted Encumbrances; and (b) have been, or in the case of the debenture described in Section 8.01(f) against the Kelowna Properties and the Mission Property forthwith after the Closing Date will be, registered, filed or recorded in all places where registration, filing or recording is necessary or desirable to perfect and protect the charges and security interests created therein.

(7)           Approvals, Licences and Authorizations. Each Group Party has all Business Authorizations of all Governmental Authorities that are required or necessary for the Group Parties to own any of its Property or carry on or operate the Business. Each Material Licence is valid, subsisting and in good standing and the Credit Parties are not in default or breach (except for immaterial breaches that do not allow for a right of termination of such licence) of any Material Licence and, to the knowledge of a Responsible Officer of the Borrower, no proceeding is pending or has been threatened in writing by the applicable Government Authority to revoke or limit any Material Licence. Without limiting the generality of the foregoing, the Group Parties and the Joint Ventures do not carry on any Cannabis Activities in any jurisdiction other than an Approved Jurisdiction and solely in facilities licensed or otherwise permitted by Governmental Authorities in Approved Jurisdictions.

(8)          Taxes. Each Group Party has duly and timely filed (or caused to be filed) all material Tax returns required to be filed by it and has paid (or cause to be paid) when due all material Taxes levied or imposed upon the applicable Group Party or on or in respect of the Group Party’s Property, business, income or profits otherwise due and payable except for Taxes which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are being maintained in accordance with GAAP, and except after the date of this Agreement as disclosed to the Lender in writing, there is no material action, suit, proceeding, investigation, audit or claim now pending, or to the knowledge of a Responsible Officer of the Borrower, threatened in writing by any Governmental Authority regarding any material Taxes nor has any Group Party agreed to waive or extend any statute of limitations with respect to the payment or collection of material Taxes.

(9)          Judgments, Etc. No Group Party is subject to any material judgment, order, writ, injunction, decree or award or any restriction, rule or regulation which has not been stayed or of which enforcement has not been suspended, and which prohibits or delays the Transactions.

(10)        Absence of Litigation. As of the Closing Date, there are no actions, suits or proceedings pending or judgments existing or, to the knowledge of a Responsible Officer of the Borrower, threatened against or affecting any Group Party or its Property which could reasonably be expected to be determined adversely to any Group Party and, if so determined, to result in a liability in excess of $250,000, except for those actions set forth on Schedule 6.01(10).

(11)        Title to Property. Each Group Party has good title to its Property, free and clear of all Encumbrances except Permitted Encumbrances and no Person has any agreement or right to acquire an interest in a material portion of such Property other than in the ordinary course of its business.

(12)        Use of Real Property. All real property owned or leased by any Group Party may be used in all material respects by such Group Party pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by such Group Party. All leased real property where the lessor is Non-Arm’s Length are on market terms and conditions and all lease agreements entered into by each Group Party are in full force and effect. All easements, licences, servitude and other agreements necessary for the operation and maintenance of each Material Freehold Interest and each Material Leasehold Interest in the manner in which it is currently being operated have been obtained and, to the best of each Group Party’s knowledge, are in good standing.

(13)        Description of Real Property. Schedule 6.01(13) contains a description as of the Closing Date of (a) all real property owned by each Group Party (including municipal addresses, legal description (to the extent available), the name of the Person which owns such property and a brief description of such property and its use) and indicating which real property owned by the Group Parties is a Material Freehold Interest, (b) all real property leased by each Group Party (including municipal addresses, legal description (to the extent available), the name of the Person which leases such property, the name of the landlord, the term and any renewal rights under the applicable lease and a brief description of such property and its use) and indicating which real property leased by the Group Parties is a Material Leasehold Interest, and (c) all real property not owned or leased by a Group Party at which any of its inventory may from time to time be stored or located (including municipal addresses, the name of the Person which keeps inventory at such property and the name of the bailee or third party holding such inventory at such property).

(14)       Zoning and Uses.

(a)	To the knowledge of a Responsible Officer of the Borrower, the existing uses by the Group Parties of each Material Freehold Interest and each Material Leasehold Interest comply in all material respects with all Applicable Laws.

(b)	To the knowledge of a Responsible Officer of the Borrower, each Material Freehold Interest and each Material Leasehold Interest complies with all municipal, zoning and parking requirements under Applicable Laws in all material respects.

(c)	No Credit Party has received notice of any proposed rezoning of all or any part of any Material Freehold Interest or any Material Leasehold Interest.

(d)	No Credit Party has received notice of any expropriation of all or any part of any Material Freehold Interest or any Material Leasehold Interest.

(15)        Insurance. Each Group Party (or the Borrower on behalf of itself and all other Group Parties) maintains insurance in compliance with Section 7.01(7). Schedule 6.01(15) lists all insurance policies maintained by the Group Parties as of the Closing Date.

(16)        Labour Relations. Except as to matters that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no Group Party is aware that it is engaged in any unfair labour practice and there is no unfair labour practice complaint or complaint of employment discrimination pending against any Group Party or to the knowledge of a Responsible Officer of the Borrower, threatened against any Group Party, before any Governmental Authority; (b) no material grievance or arbitration arising out of or under any collective bargaining agreement is pending against any Group Party or to the knowledge of a Responsible Officer of the Borrower, threatened against any Group Party; and (c) no strike, significant labour dispute, slowdown or material work stoppage which in the opinion of management or to the knowledge of a Responsible Officer of any Group Party, threatened against any Group Party.

(17)        Compliance with Laws. (a) Each Group Party and each Joint Venture is in compliance in all material respects with all Applicable Laws (other than Applicable Cannabis Laws) and Applicable Orders of each jurisdiction in which it owns Property or carries on business.

(b)	Each Group Party and each Joint Venture is in compliance with all Applicable Cannabis Laws.

(18)	No Default or Event of Default. No Default or Event of Default has occurred and is continuing.

(19)	Corporate Structure. The corporate structure of each Group Party and each Joint Venture as at the Closing Date, is set forth in Schedule 6.01(19), which Schedule contains:

(a)	a complete and accurate corporate chart and list of all Group Parties and all Joint Ventures;

(b)	complete and accurate information respecting:

(i)	whether each such Person is the Borrower, a Guarantor, a Group Party, an Excluded Subsidiary and/or a party to a Joint Venture;

(ii)	each such Person’s full and correct legal name (including any French and English forms of name) and jurisdiction of incorporation, organization or formation;

(iii)	each such Person’s authorized and issued capital of each class of Equity Interests thereof and a list of the owner of such Equity Interests (except in the case of the Borrower); and

(iv)	the bank accounts of each Credit Party.

(20)        Relevant Jurisdictions. Schedule 6.01(20) identifies in respect of each Group Party (other than the Excluded Subsidiaries) the Relevant Jurisdictions including the full address (including postal code) of such Group Party’s chief executive office, registered office, principal place of business, all Approved Jurisdictions, and all places of business and, if different, the address at which the books and records of any Group Party (other than any Excluded Subsidiary) are located, the address at which senior management of any Group Party (other than any Excluded Subsidiary) are located and conduct their deliberations and make their decisions with respect to the business of any Group Party (other than any Excluded Subsidiary) and the addresses from which the invoices and accounts of any Group Party (other than any Excluded Subsidiary) are issued.

(21)        Intellectual Property. Each Group Party has rights sufficient for it to use all of the Intellectual Property reasonably necessary for the conduct of its business. All material patents, trade-marks, copyrights or industrial designs which have been either registered or in respect of which a registration application has been filed by it, as at the Closing Date, are listed on Schedule 6.01(21). No Group Party has received any notice of any claim of infringement or similar claim or proceeding relating to any of its Intellectual Property which, if determined against such Group Party, would reasonably be expected to have a Material Adverse Effect.

(22)	Material Contracts and Material Licences.

(a)	Schedule 6.01(22) (as amended from time to time after the Closing Date), contains a true and complete list of all Material Contracts and Material Licences. Schedule 6.01(22) shall be deemed to be amended to include each such Material Contract and Material Licence in respect of which the Lender has received notice pursuant to Section 7.01(9)(h).

(b)	a true and complete copy of each Material Contract and Material Licence existing at the Closing Date has been delivered to the Lender and each Material Contract and Material Licence is in full force and effect;

(c)	no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence; and

(d)	each Material Contract to which a Group Party is a party is binding upon such Group Party and, to the knowledge of a Responsible Officer of the Borrower, is a binding agreement of each other Person who is a party to the Material Contract.

(23)	Financial Year End. Its financial year end is November 30.

(24)        Financial Information. All of the monthly, quarterly and annual financial statements which have been furnished to the Lender, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Borrower as of the dates referred to therein and have been prepared in accordance with GAAP. All other financial information (including, without limitation, projections) provided to the Lender is complete in all material respects and based on reasonable assumptions and expectations.

(25)        No Material Adverse Effect. Since the date of the Borrower’s most recent annual audited financial statements provided to the Lender pursuant to this Agreement, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations or Property which constitutes or has, or could reasonably be expected to constitute, or cause, a Material Adverse Effect.

(26)        Environmental. No Group Party is subject to any civil or criminal proceeding or investigation relating to Requirements of Environmental Laws, and no Group Party is aware of any threatened proceeding or investigation relating to Requirements of Environmental Laws, in either case the adverse determination of which could reasonably be expected to have a Material Adverse Effect; each Group Party currently operates its business and its Properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable Requirements of Environmental Laws; no Hazardous Materials are or have been stored or disposed of by any Group Party or otherwise used by any Group Party in violation of any applicable Requirements of Environmental Laws, except to the extent violation could not reasonably be expected to result in remedial obligations having a Material Adverse Effect; there has been no release of Hazardous Materials by any Group Party at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries except as permitted by any permits, licenses, registrations or other authorizations issued pursuant to the Requirements of Environmental Laws and, to the knowledge of a Responsible Officer of the Borrower no real property or groundwater in, on or under any property now or previously owned or leased by any Group Party is or has been during such Group Party’s ownership or occupation of such property (or prior to its ownership or occupation) contaminated by any Hazardous Materials except for any release or contamination that would not reasonably be expected to give rise to remedial obligations having a Material Adverse Effect nor, to the knowledge of a Responsible Officer of the Borrower, is any such property named in any list of hazardous waste or contaminated sites maintained under any Requirements of Environmental Law.

(27)        Pension Plans. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Pension Plan is registered under the Pension Benefits Act and the Income Tax Act (Canada); (ii) each Pension Plan is funded and administered in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan; (iii) there is no proceeding or claim pending or, to the knowledge of a Responsible Officer of the Borrower, threatened against any Credit Party with respect to any Pension Plan; (iv) no Credit Party maintains, administers, contributes to or has any liability in respect of a Defined Benefit Pension Plan; and (v) no Pension Event has occurred or is reasonably expected to occur.

(28)        Solvency. Immediately after giving effect to the Transactions, and before and after giving effect to the Loan, the Credit Parties, on a Consolidated basis, are Solvent. No transfer of Property has been or will be made by any Credit Party and no obligation has been or will be incurred by any Credit Party in connection with the Transactions contemplated by this Agreement with the intent to hinder, delay, or defraud either present or future creditors of any Credit Party.

(29)	Debt. There exists no Debt of any Group Party that is not Permitted Debt.

(30)        Joint Ventures. All Joint Ventures and all agreements governing such Joint Ventures to which any Credit Party is a party as of the Closing Date are set forth in Schedule 6.01(30).

(31)        Non-Arm’s Length Transactions. All agreements, arrangements or transactions between any Group Party on the one hand, and any Affiliate of or other Person not dealing at Arm’s Length with such Group Party (other than another Group Party and other than ordinary course arrangements with any employee, management or director of any Group Party), on the other hand, in existence as of the Closing Date are set forth on Schedule 6.01(31).

(32)        Residency of Borrower. The Borrower is a resident of Canada for the purposes of the Income Tax Act (Canada).

(33)        Anti-Corruption Laws. No part of the proceeds of the Loan shall be used, directly or indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, “Foreign Official”), in order to obtain, retain or direct business by (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (iii) securing any improper advantage or (iv)  inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; (b) to violate the Corruption of Foreign Public Officials Act (Canada); or (c) to violate or to cause the Lender to violate any other anti-corruption law applicable to the Lender (all laws referred to in clauses (b) and (c) being “Anti-Corruption Laws”).

(34)        Sanctions Laws. No Group Party and to the knowledge of a Responsible Officer of the Borrower, no Affiliate of a Group Party acting or benefiting in any direct capacity in connection with the Loan is any of the following (a “Restricted Person”): (a) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”); (b) a Person that is named as a “specially designated national and blocked person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority pursuant to Sanctions; (c) a Person that is owned 50 percent or more by any Person described in Section 6.01(34)(b); or (d) any other Person with which any Group Party is prohibited from dealing under any Sanctions laws applicable to such Group Party. Further, none of the proceeds from the Loan shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or in violation of any Sanctions.

(35)        Anti-Money Laundering Laws. The business and operations of the Group Parties is in compliance, in all material respects, with all AML Legislation and other anti-money laundering, anti-terrorist financing, regulations and guidelines applicable to the Borrower and each of its Subsidiaries, whether within Canada or elsewhere and no part of the proceeds of the Loan shall be used, directly or indirectly by any Group Party or any Joint Venture in contravention of any such laws, regulations and guidelines. The Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance by each Group Party and its directors, officers, employees and its other Related Parties with AML Legislation.

(36)        Full Disclosure. All information provided in writing by a Credit Party to the Lender in connection with the Term Facility is, to the knowledge of a Responsible Officer of the Borrower, true and correct in all material respects as of the date on which such information is dated or certified, and, to the knowledge of a Responsible Officer of the Borrower, none of the documentation furnished to the Lender by or on behalf of such Credit Party, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements were made (it being recognized by the Lender that any projections and forecasts provided by any Credit Party are based on good faith estimates and assumptions believed by such Credit Party to be reasonable as of the date of such projections or assumptions and that actual results during the period or periods covered by any such projections and forecasts may differ materially from such projected or forecasted results).

(37)        Excluded Subsidiaries. As of the date hereof, no Excluded Subsidiary (a) has any Debt, obligations or liabilities of any kind or nature that exceed, in aggregate, $5,000; (b) owns any assets; (c) carries on any business or activity; or (d) holds any Material Licence.

(38)	ERISA.

(a)	Schedule 6.01(38) lists and separately identifies all Title IV Plans, US Multiemployer Plans, and Retiree Welfare Plans sponsored or contributed to by any Group Party. Each US Benefit Plan is in compliance in all material respects with the applicable provisions of ERISA and the Code. Except as would not reasonably be expected to result in material liability to any Group Party, no Group Party or ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the Code or Section 302 of ERISA or the terms of any US Benefit Plan. No Group Party or ERISA Affiliate has engaged in a prohibited transaction, as defined in Section 4975 of the Code, in connection with any US Benefit Plan, which would subject any Group Party to a material tax on prohibited transactions imposed by Section 4975 of the Code.

(b)	Except as would not reasonably be expected to have a Material Adverse Effect, (i) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur, (ii) there are no pending, or to the knowledge of any Group Party, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any US Benefit Plan or any Person as fiduciary or sponsor of any US Benefit Plan, and (iii) within the last five years, no Title IV Plan has been terminated by the plan sponsor thereof or the PBGC.

(39)        Investment Company Act. No Credit Party nor any other Group Party is required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(40)        Margin Stock. No Group Party is engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation T, U or X of the Board of Governors of the US Federal Reserve System), or extending credit for the purpose of purchasing or carrying margin stock, and no part of the proceeds of any Loan hereunder will be used to buy or carry any margin stock. Following the application of the proceeds of the Loan, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a Consolidated basis) will be margin stock.

6.02	Survival and Repetition of Representations and Warranties

The representations and warranties set forth in Section 6.01 survive the execution and delivery of this Agreement and all other Loan Documents and will be deemed to be repeated by the Credit Parties as of the Closing Date and the date of each Compliance Certificate, except in each case to the extent that on or prior to such date (a) the Credit Parties have advised the Lender in writing of a variation in any such representation or warranty, and (b) if such variation, in the opinion of the Lender, acting reasonably, is material to the property, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) of the Credit Parties considered as a whole or could have, or be reasonably likely to result in, a Material Adverse Effect, the Lender have approved such variation.

ARTICLE 7 – COVENANTS

7.01	Positive Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Lender, the Borrower shall ensure that:

(1)          Timely Payment. Each Credit Party shall make due and timely payment of the Loan and the other Obligations required to be paid by it under the Loan Documents on the dates, times and place specified thereunder.

(2)          Conduct of Business, Maintenance of Existence, Compliance with Laws. Each Credit Party shall (a) engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; maintain and preserve in all material respects all of its Property that is necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted, in accordance with prudent industry standards; (c) preserve, renew and keep in full force and effect its existence except as may otherwise be permitted pursuant to Section 7.03(3); (d) take all reasonable action to maintain all rights, title, privileges and franchises necessary or desirable in the normal conduct of its business; (e) comply in all material respects with all Material Contracts, Material Licences and Requirements of Law (other than Applicable Cannabis Laws); and (f) comply in all respects with Requirements of Law in respect of all Applicable Cannabis Laws.

(3)          Further Assurances. Each Group Party shall provide the Lender with such other documents, opinions, consents, acknowledgements and agreements requested by the Lender, acting reasonably, as are within its control and reasonably necessary to implement this Agreement or the other Loan Documents from time to time.

(4)          Books and Records and Access to Information. Each Group Party shall (a) maintain proper books and records in accordance with GAAP; (b) permit any representatives designated by the Lender, upon reasonable prior notice and during normal business hours and from time to time upon reasonable notice (but not more than once in any Fiscal Year, so long as no Default or Event of Default has occurred and is continuing), to visit and inspect its Property, to examine and make extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its affairs, finances and condition with its officers and (in the presence of such of its representatives as it may designate), its Auditors. The Borrower shall promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning the financial condition, business and Property of the Borrower and the Group Parties.

(5)          Taxes and other Obligations. Each Group Party shall pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (a) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all Tax returns and notices in respect thereof; (b) all lawful claims for labour, materials and supplies; (c) all required payments under any of its Debt; and (d) all other obligations, provided, however that it shall not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Lender, acting reasonably, has been established in its books and records.

(6)          Use of Term Facility. Each Credit Party shall use the proceeds of the Term Facility as contemplated by Section 2.02.

(7)          Insurance. Each Credit Party shall maintain or cause to be maintained with reputable insurers, in such amounts and coverage of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Lender, upon the Lender’s request and not more frequently than on an annual basis, evidence of such coverage. The Borrower shall, on an annual basis prior to the expiry or replacement of any insurance policy, at the Lender’s request send copies of all renewed or replacement policies to the Lender. The Lender shall be indicated in all insurance policies, as applicable, as additional insured, first loss payee and mortgagee in respect of property insurance and additional insured in respect of liability insurance, and all property insurance policies shall contain such standard mortgage clauses as the Lender shall reasonably require.

(8)          Notice of Litigation. Each Group Party shall promptly notify the Lender on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which if determined adversely would be a judgement or award against any Group Party (i) in excess of $250,000, or (ii) would result in a Material Adverse Effect, and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status of any such proceeding.

(9)          Other Notices. The Borrower shall promptly, upon any Group Party having knowledge, give notice to the Lender of:

(a)	any notice of expropriation affecting any Group Party in which the value of the Property being expropriated exceeds $250,000;

(b)	any change to the material terms, coverage or amounts of any insurance;

(c)	any material damage to or destruction of any Property, real or personal, of any Group Party and the receipt of insurance proceeds in respect thereof by any Group Party;

(d)	any threatened or pending litigation or governmental, regulatory or arbitration proceeding or labour controversy or fine, penalty or other similar monetary obligation against or imposed upon any Group Party or any of their Property which could reasonably be expected to be determined adversely to the applicable Group Party and which, if so determined, could reasonably be expected to have a Material Adverse Effect;

(e)	any material document, letter or notice sent to any Group Party from Health Canada or any other Governmental Authority (it being acknowledged and agreed that any document, letter or notice from Health Canada or other Governmental Authority that identifies a material deficiency or constitutes a warning due to non-compliance by a Group Party with its obligations under Applicable Law or any Authorization shall be deemed to be material); provided that, the Borrower shall provide copies of any report issued to any Group Party by Health Canada or any other Governmental Authority requested by the Lender from time to time;

(f)	any Group Party infringing or misappropriating or having been alleged in writing to be infringing or misappropriating, the Intellectual Property of any other Person in a manner that could reasonably be expected to have a Material Adverse Effect;

(g)	any violation of any Applicable Law which does or could reasonably be expected to have a Material Adverse Effect;

(h)	any Material Licences granted or Material Contracts entered into after the Closing Date, or any material adverse change in, or material amendment to, any Material Contract, together, in each case, with copies of each such Material Licence, Material Contract or material amendment;

(i)	any Material Freehold Interest acquired by any Group Party after the Closing Date, together with all Security in respect of such Material Freehold Interest required by the Lender in accordance with Section 7.01(13);

(j)	any Material Leasehold Interest leased or occupied by any Group Party after the Closing Date, together with all Security in respect of such Material Leasehold Interest required by the Lender in accordance with Section 7.01(13);

(k)	any termination prior to maturity of, or material default under, a Material Contract;

(l)	any termination, lapse, rescission, revocation or material default under a Material Licence;

(m)	any termination, lapse, rescission, revocation or default under the Analytical Licence;

(n)	the occurrence of any Pension Event that, individually or together with all other Pension Events that have occurred, could reasonably be expected to have a Material Adverse Effect;

(o)	the common shares of the Borrower cease to be listed on the Toronto Stock Exchange;

(p)	any Encumbrance other than a Permitted Encumbrance;

(q)	the existence of any Hazardous Material that could reasonably be expected to result in a liability generated or used by any Group Party or located on, above or below the surface of any land which it owns, leases, operates, occupies, uses or controls (except those being stored, used or otherwise handled in compliance with Requirements of Environmental Law), or contained in the soil, surface, water or groundwater on or beneath such land; the occurrence of any release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land that could reasonably be expected to result in a liability; or the existence of any other breach or potential breach of the Requirements of Environmental Law; provided that, in any of the foregoing events, such event is likely to result in a liability under Requirements of Environmental Law in excess of $250,000;

(r)	any consolidation, amalgamation, merger, liquidation, winding-up or dissolution of any Group Party permitted by the last sentence of Section 7.03(3);

(s)	any Default or Event of Default;

(t)	any Material Adverse Effect; or

(u)	any potential or actual Change of Control, provided for certainty, notice of such Change of Control to be provided to the Lender at least 30 days prior to the effective date of such Change of Control.

(10)        Intellectual Property. Each Group Party shall maintain rights sufficient for it to use all Intellectual Property reasonably necessary for the conduct of the Business and not knowingly infringe or misappropriate in any material way the material Intellectual Property rights of any other Person.

(11)        Environmental Compliance. Each Group Party shall operate its business in compliance in all material respects with applicable Requirements of Environmental Laws and operate all Property owned, leased or otherwise used by it such that no material obligation, including a clean-up or remedial obligation, will arise under any Requirements of Environmental Law, provided however, that if any such material obligation arises, the applicable Group Party shall promptly satisfy or contest such obligation at its own cost and expense.

(12)        Additional Guarantors. Each Credit Party shall cause each Subsidiary (other than Excluded Subsidiaries) formed or otherwise acquired after the Closing Date, including pursuant to a Permitted Acquisition, within 45 days of the date of its formation, acquisition or designation, as applicable, to have its Equity Interests pledged in favour of the Lender and to become a Guarantor and to deliver a guarantee guaranteeing the due payment and performance to the Lender of all present and future Obligations and all Security required pursuant to Section 7.01(13), as if such Subsidiary had been a Guarantor and granted Security in favour of the Lender over its Collateral on the Closing Date.

(13)	Security. With respect to the Security, each Credit Party shall:

(a)	provide to the Lender the Security required from time to time pursuant to Article 8 in accordance with the provisions of such Article, accompanied by customary supporting resolutions, certificates and opinions in form and substance satisfactory to the Lender, acting reasonably;

(b)	do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time reasonably be requested by the Lender to ensure that the Lender holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Credit Parties meeting the requirements of Article 8; and

(c)	at its expense, take such steps as may be necessary or advisable to perfect the Security (or any part thereof) or to carry out the intent of this Agreement from time to time.

(14)        Title. Each Group Party shall defend its title to all Property and every material part thereof reasonably necessary against all material claims of other persons and do, observe and perform all of its obligations and all things necessary to be done, observed or performed by virtue of any Applicable Law for the purpose of creating, maintaining and keeping maintained the Security constituted by the Loan Documents as valid and effective security with the priority required hereunder.

(15)        Maintenance of Property. Each Group Party shall generally keep all Property necessary in its business in good working order and condition, normal wear and tear excepted, and maintain all registered Intellectual Property necessary to carry on its business, except for the lapse or abandonment of such Intellectual Property, or rights therein, in the reasonable business judgment of the applicable Group Party.

(16)        Pension Plans. Each Group Party shall maintain any Pension Plan in compliance in all material respects with all Applicable Laws.

(17)        Material Leasehold Interests. Each Group Party shall (a) use commercially reasonable efforts to deliver to the Lender a Landlord Agreement in respect of each Material Leasehold Interest to which it is a party; (b) use commercially reasonable efforts to register the notice of lease on title to such Material Leasehold Interest; and (c) upon receipt of the Landlord Agreement and registration of the notice of lease in respect of such Material Leasehold Interest, register the debenture described in Section 8.01(f) against such Material Leasehold Interest not more than 30 days thereafter.

(18)	ERISA. Each Group Party shall:

(a)	as soon as practicable, and in any event within five (5) Business Days after any Group Party enters into any Title IV Plan or US Multiemployer Plan, notice thereof and copies of the material agreements governing such Title IV Plan or US Multiemployer Plan;

(b)	promptly upon any Responsible Officer becoming aware of any of the following, written notice describing the same and the steps being taken by the applicable Group Party affected thereby with respect thereto: Except as would not reasonably be expected to result in a Material Adverse Effect, the occurrence of any ERISA Event, the failure of any Group Party to make a required contribution to any Title IV Plan or to any US Multiemployer Plan, or the taking of any action with respect to a Title IV Plan which could result in the requirement that any Group Party furnish a bond or other security to the PBGC or such Title IV Plan, or the occurrence of any event with respect to any US Benefit Plan, Title IV Plan or US Multiemployer Plan which could result in the incurrence by any Group Party or any ERISA Affiliate of any material liability, fine or penalty (including any claim or demand for withdrawal liability or partial withdrawal from any US Multiemployer Plan), or any material increase in the contingent liability of any Group Party with respect to any post-retirement welfare plan benefit, or any notice that any US Multiemployer Plan is in critical or endangered status, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, that any such plan is or has been funded at a rate less than that required under Sections 412 or 430 of the US Tax Code, that any such plan is or may be terminated, or that any such plan is or may become insolvent; and

(c)	provide to the Lender promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Group Party or any ERISA Affiliate may request with respect to any US Multiemployer Plan; provided, that if the Group Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable US Multiemployer Plan, then, upon reasonable request of the Lender, the Group Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices to the Lender promptly after receipt thereof.

(19)        GR PPP Loans. Each Group Party shall (i) promptly (and in any event, within five Business Days) after any Group Party or any Responsible Officer of any Group Party obtains actual knowledge thereof, notify the Lender in writing of any notices received or sent, or filings made and responses thereto, in respect of any of the GR PPP Loans; (ii) to the extent all or any portion of the GR PPP Loans can be forgiven, promptly take all applicable actions to apply for forgiveness of the GR PPP Loans in accordance with the regulations implementing Section 1106 of the CARES Act (and promptly providing from time to time any documentation, and status, of such forgiveness (including any determination regarding the acceptance or denial (in whole or part) thereof) to the Lender upon its reasonable request), (iii) comply with the United States Small Business Administration’s terms and conditions applicable to the GR PPP Loans; (iv) keep all necessary and appropriate records relating to the use of the GR PPP Loans (and promptly provide such records to the Lender upon its reasonable request from time to time); (v) keep the GR PPP Escrow Amounts in escrow in accordance with the Green Roads SPA until it is determined that the related GR PPP Loan will not be forgiven in accordance with Applicable Law; and (v) in the event that the GR PPP Loans are not forgiven in accordance with Applicable Law, have the GR PPP Escrow Amounts released from escrow and applied to repay the GR PPP Loans and enforce its rights under the escrow arrangements entered into in connection with the GR Acquisition and promptly provide evidence of such application of escrow funds to the Lender from time to time.

(20)	[Redacted]

(21)        Post-Closing Covenants. Each Group Party shall deliver, or cause to be delivered, each of the documents, instruments and agreements and take each of the actions set forth on Schedule 7.01(21) within the time periods set forth therein (or such longer time periods as determined by the Lender in its sole discretion).

7.02                        Reporting Requirements

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Lender, the Borrower will deliver to the Lender (each in form and scope reasonably acceptable to the Lender):

(1)          Annual Reports. As soon as available and in any event within 90 days after the end of each of the Borrower’s Fiscal Years, cause to be prepared and delivered to the Lender: (a)   the annual audited Consolidated financial statements of the Group Parties including, in each case and without limitation, balance sheet, statement of income and statement of cash flows for such Fiscal Year, prepared in accordance with GAAP and all reported on by its Auditor without a going concern qualification or exception as to the scope of such audit; (b) a comparison of the consolidated financial results to the previous Fiscal Year; and (c) a management discussion and analysis with respect to such Consolidated financial results.

(2)          Quarterly Reports. As soon as available and in any event within 45 days of the end of each Fiscal Quarter (other than the last Fiscal Quarter in any Fiscal Year), cause to be prepared and delivered to the Lender as at the end of such Fiscal Quarter unaudited Consolidated financial statements of the Borrower prepared on a Consolidated basis including, in each case and without limitation, balance sheet, statement of income, statement of cash flows, which shall be prepared in accordance with GAAP, together with a comparison of such Consolidated financial results to the same period in the previous Fiscal Year and together with management discussion and analysis with respect to such consolidated financial results.

(3)           Compliance Certificate. Together with the financial statements referred to in Section 7.02(1) and Section 7.02(2), provide the Agent with a Compliance Certificate, which shall (i) certify that no Default or Event of Default has occurred and is continuing; (ii) set forth any material financial events, including, without limitation, Dispositions, Distributions, Acquisitions, Investments, Financial Assistance and Capital Expenditures completed during the relevant fiscal period, and (iii) include a screenshot or copy of each bank account statement for each Group Party’s bank accounts, operating accounts, securities accounts or such similar accounts, which fairly represents the cash deposits or securities in such bank accounts.

(4)          Annual Business Plan. As soon as available, and in any event no later than 90 days after the end of each Fiscal Year of the Borrower, a copy of the Annual Business Plan for the following Fiscal Year, such Annual Business Plan to be prepared by the Borrower in reasonable detail and in form approved by the directors of the Borrower and, following the consummation of any Acquisition which has a material effect on such Annual Business Plan, the Borrower shall use its commercially reasonable efforts to provide an update of the relevant Annual Business Plan, giving effect to such Acquisition, within a reasonable period following such Acquisition.

(5)          Management Letters. Upon receipt thereof, copies of all “management letters” submitted by its Auditor in connection with its annual audited financial statements.

(6)          Other Information. Such other information as the Lender may reasonably request from time to time respecting any Group Party.

7.03                        Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Lender, the Borrower shall ensure that:

(1)          Disposition of Property. Except for Permitted Dispositions, no Group Party shall Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.

(2)          Sale and Lease-Back Transactions. No Group Party shall enter into any arrangement, directly or indirectly, with any Person whereby the Borrower or any such other Group Party shall sell or transfer any property, whether now owned or hereafter acquired, and whereby the Borrower or any such other Group Party shall then or thereafter rent or lease as lessee such property or any part thereof or other property which the Borrower or any such other Group Party intends to use for substantially the same purpose or purposes as the property sold or transferred.

(3)           No Consolidation, Amalgamation, etc. No Group Party shall consolidate, amalgamate or merge with any other Person, export a corporation into a jurisdiction outside of Canada, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its type of existence, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, unless either (i) all Obligations owing to the Lender outstanding under the Loan Documents (including the Outstanding Amount and the Multiple on Invested Capital) as at the date of such transaction are to be repaid in full in connection with the completion of such transaction, or (ii) the prior written approval from the Lender has been received and such customary documentation as is required by Lender’s Counsel, acting reasonably, is delivered concurrently with such transaction. Notwithstanding the foregoing, (i) a Credit Party may consolidate, amalgamate or merge with another Credit Party, liquidate, wind-up or dissolve itself into another Credit Party so long as (A) to the extent that the Borrower is involved, the Borrower is the surviving entity and remains an entity constituted under the laws of Canada or a province or territory thereof; (B) no Default or Event of Default has occurred and is continuing at such time or will result from such transactions; and (C) the Borrower has provided the Lender with at least 10 Business Days’ prior written notice of such transaction; and (ii) a Group Party (other than an Excluded Subsidiary) may consolidate, amalgamate or merge with a Credit Party, liquidate, wind-up or dissolve into a Credit Party so long as (A) a Credit Party is the surviving entity; (B) no Default or Event of Default has occurred and is continuing at such time or will result from such transactions; ; and (C) the Borrower has provided the Lender with at least 10 Business Days’ prior written notice of such transaction; and (iii) an Excluded Subsidiary may consolidate, amalgamate or merge with, or liquidate, wind-up or dissolve itself into, any other Group Party.

(4)          No Change of Name. No Credit Party shall change its name, adopt a French form of name or change its jurisdiction of incorporation or formation, its chief executive office, principal place of business or location at which it keeps records in respect of Receivables, in each case without providing the Lender with 10 Business Days’ prior written notice thereof (or such shorter period of time as the Lender may agree).

(5)          No Debt. No Group Party shall create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(6)          No Encumbrances. No Group Party shall create, incur, assume or permit to exist any Encumbrance upon any of its Property, other than Permitted Encumbrances.

(7)          No Investments. No Group Party shall make any Investments at any time when a Default or Event of Default has occurred or will occur as a result of making such Investment.

(8)          No Financial Assistance. No Group Party shall give any Financial Assistance to any Person at any time when a Default or Event of Default has occurred or will occur as a result of giving the Financial Assistance.

(9)          No Distributions. No Group Party shall make, declare or pay any Distribution, other than Permitted Distributions.

(10)	Acquisitions. No Group Party shall make any Acquisitions, other than Permitted Acquisitions.

(11)        No Change to Year End. No Credit Party shall make any change to its Fiscal Year without providing the Lender with 10 Business Days’ prior written notice thereof (or such shorter period of time as the Lender may agree).

(12)	No Change to Business. No Group Party shall carry on any business other than the Business.

(13)	No Share Issuance; Certificated Securities.

(a)	Other than the issuance of common shares of the Borrower and Permitted Distributions, no Group Party shall issue any Equity Interests to any Person, unless such Person to whom such Equity Interests are issued is a Credit Party and then only if the additional Equity Interests so issued are concurrently and validly pledged to the Lender under the Security and copies of all resolutions (corporate, shareholder or otherwise) required by the Lender, acting reasonably, in connection therewith are delivered to the Lender.

(b)	No Group Party (other than the Borrower) shall issue any certificate representing any Equity Interest of such Group Party (other than the Borrower), without (i) causing such certificate to be delivered to the Lender within five days of issuance of such certificate, along with a transfer power of attorney executed in blank, or other equivalent instrument of transfer acceptable to the Lender; and (ii) taking all steps and actions as the Lender reasonably deems necessary or appropriate in order to give the Lender “control” (as defined in Securities Transfer Act, 2006 (Ontario)) of such Equity Interests (which “control” shall be in such manner as the Lender shall designate, acting reasonably).

(14)        Amendments to Organizational Documents. No Group Party shall amend, vary or alter any of its Organizational Documents in a manner that would be prejudicial to the interests of the Lender under the Loan Documents in any material respect.

(15)        Amendments to Material Contracts. No Group Party shall amend, vary or alter any Material Contract or Material Licence in a manner that would be prejudicial to the interests of the Lender under the Loan Documents in any material respect.

(16)        Restrictive Agreements. No Group Party shall directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits or restricts, or imposes any condition upon:

(a)	the ability of any Group Party to create, incur or permit to exist any Encumbrance upon any of its Property;

(b)	the ability of any Group Party to pay dividends or other Distributions with respect to any Equity Interests or with respect to, or measured by, its profits or to repay loans or advances to any other Group Party or to provide a guarantee of any Debt of any other Group Party;

(c)	the ability of any Group Party to make any loan or advance to any other Group Party; or

(d)	the ability of any Group Party to sell, lease or transfer any of its Property to any other Group Party;

provided that, (i) Section 7.03(16)(a) through 7.03(16)(d) shall not apply to restrictions and conditions imposed by Applicable Law or by any Loan Document, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 7.03(16) (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the Disposition of a Subsidiary pending such Disposition, provided such restrictions and conditions apply only to such Subsidiary Disposition and such Disposition is permitted hereunder, (iv) the foregoing shall not apply to customary provisions in joint venture agreements and other similar agreements in the ordinary course of business in connection with Joint Ventures permitted under this Agreement, (v) Section 7.03(16)(a) shall not apply to restrictions or conditions imposed by any agreement relating to secured Debt permitted by this Agreement if such restrictions or conditions apply only to the Property securing such Debt, (vi) Section 7.03(16)(a) shall not apply to customary provisions in leases and other ordinary course contracts restricting the assignment thereof, and (vii) Sections 7.03(16)(a) and 7.03(16)(b) shall not apply to customary restrictions and conditions contained in agreements relating to Debt permitted hereunder so long as such provisions permit all Property of the Group Parties (other than, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time) to be provided as Collateral for the Obligations and all Group Parties to be a party to the Loan Documents.

(17)        Transactions with Affiliates. No Credit Party shall effect any transactions with any Person (other than a Credit Party) not dealing at Arm’s Length with the transacting Credit Party, except any transaction on terms no less favourable to such Credit Party than would be obtainable in a comparable transaction with a Person which is at Arm’s Length with such Credit Party, as applicable.

(18)        Auditor. No Credit Party shall change its Auditor unless any replacement auditor is a nationally recognized accounting firm.

(19)        Hedge Arrangements. No Group Party shall enter into or permit to be outstanding at any time any Hedge Arrangement, other than Hedge Arrangements in the ordinary course of business (and not for speculative purposes) to hedge interest rate, foreign exchange and commodity risks.

(20)        Cannabis Activities and Investments. None of the Group Parties and no Joint Venture shall, directly or indirectly, engage or participate in any Cannabis Activities, or make or hold an Investment in any Person which engages or participates in any Cannabis Activities, in any jurisdiction other than an Approved Jurisdiction and in accordance with Applicable Cannabis Laws therein.

(21)        Sale or Discount of Receivables. No Credit Party shall discount or sell (with or without recourse) any of its income or revenues, including any Receivables, or rights in respect thereof, other than (a) transfers in connection with the collection thereof and (b) early payment discounts in the ordinary course of business.

(22)        Unconditional Purchase Obligations. No Credit Party shall enter into or be a party to, any material contract for the purchase of materials, supplies or other property or services if such contract requires that payment be made by the Borrower or any other Credit Party regardless of whether or not delivery of such materials, supplies or other property or services is ever made.

(23)        Location of Property in Other Jurisdictions. Except for any Property in transit in the ordinary course of business, no Credit Party shall acquire any Property outside of the jurisdictions identified in Schedule 6.01(20) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (x) such Credit Party has first given 30 days’ prior written notice thereof to the Lender, and (y) the applicable Credit Party has first executed and delivered to the Lender all Security and all financing or registration statements in form and substance satisfactory to the Lender which the Lender or Lender’s Counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid, together with such supporting certificates, resolutions, opinions and other documents as the Lender may deem necessary or desirable in connection with such security and registrations.

(24)        Anti-Money Laundering and Anti-Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person. No Group Party shall (a) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or otherwise violates any anti-terrorism law, Anti-Corruption Laws, AML Legislation or Sanctions; (b)  cause or permit any of the funds that are used to repay the Obligations to be derived from any unlawful activity with the result that the Lender or any Group Party would be in violation of any Applicable Law or Sanctions; or (c) use any part of the proceeds of the Loan, directly or indirectly, for any conduct that would violate any Sanctions. Notwithstanding anything in this Agreement, nothing in this Agreement shall require any Group Party or any director, officer, employee, agent, or Affiliate of any Group Party that is registered or incorporated under the laws of Canada or of a province or territory thereof to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

(25)        Pension Plans. No Group Party shall (a) except as could not reasonably be expected to result in a Material Adverse Effect, (i) terminate or wind-up or take any other action with respect to any Defined Benefit Pension Plan, (ii) fail to make full payment when due of all amounts which, under the terms of any Pension Plan or the Pension Benefits Act, such Group Party is required to pay as contributions thereto, or (b) establish, sponsor, administer, contribute to, participate in, or assume any liability (including any contingent liability) under any Defined Benefit Pension Plan.

(26)          Accounts; Control Agreements. From and after March 31, 2022, no Credit Party shall maintain any lock boxes, deposit accounts, operating accounts, securities accounts or other bank accounts, unless such lock boxes, deposit accounts, operating accounts, securities accounts and bank accounts are subject to a Control Agreement at all times thereafter.

(27)          Excluded Subsidiaries. After the date hereof, no Excluded Subsidiary shall (a) incur any Debt, obligations or liabilities of any kind or nature; (b) own any assets; (c) carry on any business or activity, other than, in each case, to dissolve and wind itself up into a Group Party; or (d) hold any Material Licence.

(28)	Unrestricted Cash. Its Unrestricted Cash is not at any time less than [Redacted].

ARTICLE 8 – SECURITY

8.01       Form of Security

As continuing collateral security for the payment, performance and satisfaction of all Obligations to the Lender, on the Closing Date, the Borrower shall deliver or cause to be delivered to the Lender the following Security, all of which shall be in form and substance satisfactory to the Lender, acting reasonably:

(a)	a guarantee from each Credit Party guaranteeing the due payment and performance to the Lender of all present and future Obligations;

(b)	a general security agreement from each Canadian Credit Party in favour of the Lender constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all of its present and future personal Property, but excluding, at any time of determination, all Health Canada Licences, Material Licences and Material Contracts to the extent not assignable under Applicable Law at such time;

(c)	a securities pledge agreement from each Canadian Credit Party in favour of the Lender constituting a first-priority Encumbrance (subject to Permitted Encumbrances) on all Equity Interests (other than Equity Interests in Joint Ventures the terms of which prohibit such pledge in favour of the Lender, so long as such prohibition is not created in contemplation of such transaction);

(d)	certificates representing all certificated Equity Interests pledged by the Credit Parties listed on Schedule 8.01(d), and all certificates representing certificated Equity Interests held by any other Credit Party (other than an Excluded Subsidiary) together with duly executed stock powers of attorney in respect of such certificates;

(e)	an intellectual property security agreement from by each Canadian Credit Party (that owns any registrable Intellectual Property) in favour of the Lender;

(f)	a [Redacted] fixed charge debenture from each applicable Canadian Credit Party in favour of the Lender constituting a first-priority Encumbrance (subject only to Permitted Encumbrances) on all Material Freehold Interests and all Material Leasehold Interests, subject to obtaining consent(s) from the applicable landlord(s), together with the lender’s title insurance policy issued by a title insurer reasonably satisfactory to the Lender, in form and substance and in an amount in each case, reasonably satisfactory to the Lender ensuring that the debenture is a valid and enforceable first priority Encumbrance on the respective Material Freehold Interest and Material Leasehold Interest, as applicable, free and clear of all Encumbrances (other than Permitted Encumbrances) and a copy of any available surveys of such real estate and any available “Phase I” environmental site assessment (and, if not available and if requested by the Lender, obtain a “Phase I” environmental site assessment for such real estate and provide a copy to the Lender together with a reliance letter for such assessment);

(g)	an assignment of insurance by the Canadian Credit Parties in favour of the Lender with respect to all insurance policies maintained by the Canadian Credit Parties; and

(h)	such other security deemed appropriate by the Lender, acting reasonably (and consistent with the foregoing), to perfect the Lender’s first priority Encumbrance (subject only to Permitted Encumbrances) over all assets of the Credit Parties.

8.02	Additional Guarantors

Any Person that is required pursuant to Section 7.01(12) or as otherwise may from time to time become a Guarantor in accordance with this Agreement shall execute and deliver each of the applicable Security Documents, as determined by the Lender, described in Section 7.01(13) as though such Person had become a Guarantor and granted Security in favour of the Lender over the Collateral on the Closing Date.

8.03       After Acquired Property and Further Assurances

Each Credit Party shall from time to time, at the reasonable request of the Lender, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Credit Party after the date hereof and intended to be subject to the security interests created hereby including any insurance thereon.

8.04       Landlord Agreements for Material Leasehold Interests

The Borrower agrees to use commercially reasonable efforts to obtain and deliver to the Lender from time to time a Landlord Agreement in respect of each Material Leasehold Interest, unless advised by the Lender in writing to not be required.

8.05       Insurance

Each Credit Party (if blanket insurance policies are held, the appropriate Credit Party) will cause the Lender to be shown as a loss payee, as its interest may appear, with respect to all insurance on the Property of each Credit Party.

8.06       Security Charging Real Property

Notwithstanding anything to the contrary contained in any Loan Document, to the extent that the charges and security interests created by the Security charge real property or any interest therein, such charges and security interests on such real property shall secure interest after the occurrence of an Event of Default at the same rates as those in effect prior to such occurrence, in compliance with Section 8 of the Interest Act (Canada); provided that, any charge or security interest in any other Property (other than real property) shall secure interest after the occurrence of an Event of Default which is continuing at the Default Interest Rate in accordance with this Agreement.

8.07       Application of Proceeds of Security

The Lender holds the Security to secure all of the Obligations and upon the acceleration of Obligations under Section 9.02, shall distribute the proceeds of realization in accordance with Section 9.09.

ARTICLE 9 – DEFAULT

9.01       Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)	if the Borrower fails to pay the Outstanding Amount when due;

(b)	if the Borrower fails to pay any interest, fees or other Obligations (other than the Outstanding Amount) when due and payable, and such non-payment continues for a period of three Business Days;

(c)	if any Group Party fails to observe or perform any of the covenants in (i) Section 7.01(2)(f) (Compliance with Cannabis Laws) in any material respect (as determined by the Lender, acting reasonably); or (ii) Section 7.03 (Negative Covenants);

(d)	if any Group Party fails to observe or perform any of the covenants in Section 7.01(2)(f) (Compliance with Cannabis Laws) in any respect, and to the extent such failure is capable of being remedied, the Borrower shall fail to remedy such default within 10 days from the date of such non-compliance;

(e)	if any Group Party neglects to observe or perform any covenant or obligation contained in this Agreement or any other Loan Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 9.01) and the Borrower shall fail to remedy such default within 30 days from the date of such non-compliance;

(f)	if any representation or warranty made by any Credit Party in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder or thereunder to the Lender shall prove to have been incorrect in any material respect on and as of the date thereof and the Borrower shall fail to remedy such default within 30 days of such non-compliance;

(g)	if any Group Party: (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt (other than or Permitted Intercompany Debt) which in the aggregate principal amount then outstanding is in excess of [Redacted] and such payment is not made within any applicable cure or grace period; (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt (other than Permitted Intercompany Debt) to any Person which in the aggregate principal amount then outstanding is in excess of [Redacted] or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period; or (iii) any other event shall occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt (other than Permitted Intercompany Debt) to cause, such Debt to become due prior to its stated maturity date;

(h)	if any Group Party denies, to any material extent, its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part;

(i)	if any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed in a manner which is adverse to the Lender by virtue of legislation or by a Government Authority, if any Credit Party does not, within 10 Business Days after receipt of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Lender, or amend such Loan Document to the satisfaction of the Lender;

(j)	if a decree or order of a court of competent jurisdiction is entered adjudging a Group Party a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of a Group Party under any Insolvency Legislation or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of a Group Party or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 10 Business Days;

(k)	if any Group Party becomes insolvent, makes any assignment in bankruptcy or makes any other similar assignment for the benefit of creditors, makes any proposal under any Insolvency Legislation, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other Person with similar powers of itself or of all or any substantial portion of its Property, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition, readjustment, winding-up or liquidation of its affairs under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition;

(l)	if an Encumbrancer takes possession by appointment of a receiver, receiver and manager or otherwise, of all or a substantial portion of the Property of any Group Party;

(m)	if an execution, writ of seizure and sale, sequestration or decree for the payment of money due shall have been obtained or entered against any Group Party in an amount in excess of [Redacted] (individually or in the aggregate for all Group Parties) and such execution, writ of seizure and sale, sequestration or decree shall not have been vacated, satisfied, discharged or stayed within 30 days (pending appeal within the applicable appeal period) and in any event at least five days prior to the date on which such execution, writ of seizure and sale, sequestration or decree can be acted on;

(n)	if a final judgement not covered by insurance (exclusive of any deductible) shall have been obtained or entered against any Group Party in an amount in excess of [Redacted] (individually or in the aggregate for all Group Parties) and such judgement shall not have been vacated, satisfied, discharged or stayed within 30 days (pending appeal within the applicable appeal period) and in any event at least five days prior to the date on which such judgement can be acted on;

(o)	if any of the Security ceases to constitute a valid and perfected first priority security interest over the Collateral (subject only to Permitted Encumbrances), in accordance with its terms, and the Borrower has failed to remedy such default within five Business Days of becoming aware of such fact;

(p)	if a Material Contract is terminated prior to its stated maturity date, and such Material Contract is not reinstated on comparable terms or replaced within 30 days of its termination;

(q)	if a Material Licence is terminated, cancelled, revoked, expired or rescinded and such Material Licence is not immediately replaced, renewed or reinstated on comparable terms;

(r)	if Health Canada terminates, cancels, revokes or rescinds the Analytical Licence and the Analytical Licence is not immediately replaced, renewed or reinstated on comparable terms;

(s)	if any Group Party ceases or threatens to cease to carry on in the ordinary course its business, or to carry on a substantial part thereof, except as a result of a reorganization permitted by the Lender or as permitted in Section 7.03(3);

(t)	if a Change of Control shall occur;

(u)	if a Material Adverse Effect shall occur;

(v)	if the Cannabis Act is repealed and is not immediately replaced with substantially similar legislation;

(w)	if a Pension Event shall have occurred that when taken either alone or together with all other Pension Events, could reasonably be expected to result in a Material Adverse Effect; or

(x)	if an ERISA Event occurs with respect to a Title IV Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Group Party under Title IV of ERISA to the Title IV Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of [Redacted], or (b) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan and as a result the Borrower incurs liability in an aggregate amount in excess of [Redacted], or (c) an increase of more than [Redacted] in the contingent liability of the Borrower or any other Group Party with respect to any Retiree Welfare Plan.

9.02       Acceleration and Termination of Rights

If any Event of Default shall occur and be continuing, all Obligations shall, at the option of the Lender, become immediately due and payable with interest thereon at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Credit Party; provided, if any Event of Default described in Section 9.01(j) or Section 9.01(k) with respect to the Borrower shall occur, the Outstanding Amount and all other Obligations shall automatically be and become immediately due and payable. In such event the Lender may exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Credit Party authorized or permitted by law for the recovery of all the Obligations and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

9.03       Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lender hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lender shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lender under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.

9.04       Saving

The Lender shall not be under any obligation to the Borrower or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Collateral to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Credit Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Collateral or any part thereof or the failure to allow any of the Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on its part or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of the Lender.

9.05       Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower or any Credit Party has failed to perform any of its covenants or agreements in the Loan Documents, the Lender may perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing shall be an Obligation and shall be secured by the Security.

9.06       Third Parties

No Person dealing with the Lender shall be required to inquire whether the Security has become enforceable, or whether the powers which the Lender are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the Collateral charged by such Security or any part thereof.

9.07       Set-Off or Compensation

If an Event of Default has occurred and is continuing, the Lender and its Affiliates are hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Lender or any such Affiliate to or for the credit or the account of any Credit Party against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to the Lender, irrespective of whether or not the Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Credit Party may be contingent or unmatured or are owed to the office of the Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Lender and its respective Affiliates under this Section are in addition to other rights and remedies that the Lender or its Affiliates may have. The Lender shall promptly notify the Borrower after any such setoff or application, as applicable.

9.08       Realization of Security

The Lender holds the Security to secure all of the Obligations and upon the event of the occurrence and continuance of an Event of Default, the Lender shall deal with the net sale proceeds of realization of the Security in accordance with Section 9.09.

9.09       Application of Payments

Notwithstanding any other provision of this Agreement, the proceeds of realization of the Security or any portion thereof shall be distributed in the following order:

(a)	first, in payment of all reasonable and documented costs and expenses incurred by the Lender in connection with such realization, including reasonable and documented legal, accounting and receivers’ fees and disbursements;

(b)	second, against the Obligations owing to the Lender; and

(c)	third, if all Obligations above have been paid and satisfied in full, any surplus proceeds of realization shall be paid to the Borrower unless otherwise required in accordance with Applicable Law.

9.10	Consultant

The Borrower agrees that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Lender, it shall appoint a financial consultant at the sole cost and expense of the Borrower (hereinafter referred to as the “Consultant”) for the purposes of reviewing the operations of the Credit Parties from time to time thereafter. The terms of the Consultant’s scope of duties, including appropriate covenants regarding confidentiality, shall be settled by the Lender with the consent of the Borrower, provided that such terms may be settled by the Lender if agreement with the Borrower is not reached within five days of the date of the Lender’s request. The Borrower consents, and shall cause each Credit Party to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time.

ARTICLE 10 – COSTS, EXPENSES AND INDEMNIFICATION

10.01     Indemnification by the Borrower

The Borrower shall indemnify the Lender and each Related Party of the Lender (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable and documented fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Credit Party arising out of, in connection with, or as a result of: (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby; (ii) the Loan or the use or proposed use of the proceeds thereof, (iii) enforcement (including any workouts in connection with or in lieu of any enforcement) of its rights under the Loan Documents; (iv) any actual or alleged presence or release of Hazardous Materials in breach of the Requirements of Environmental Law on or from any property owned or operated by any Credit Party, or any Environmental Liability; or (v) any actual claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Credit Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses: (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Credit Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Credit Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor will an indemnity be available in respect of matters specifically addressed in Sections 11.01, 11.02 or 12.01. Notwithstanding the foregoing, this Section 10.01 shall not apply with respect to Taxes other than Taxes that represent losses, liability, claims, and damages arising from any non-Tax claim. The indemnity contained herein shall survive the termination of the Term Facility.

10.02	Waiver of Consequential Damages

To the fullest extent permitted by Applicable Law, neither the Credit Parties nor an Indemnitee shall assert, and each hereby waives, any claim against the other, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, the Loan or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

10.03     Payments

All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Lender setting forth the amount or amounts owing to Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

ARTICLE 11 – TAXES AND CHANGE OF CIRCUMSTANCES

11.01	Increased Costs

If, from time to time, any Change in Law shall:

(a)	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against Property of, deposits with or for the account of, or credit extended or participated in by, the Lender; or

(b)	subject the Lender to any Tax of any kind whatsoever with respect to this Agreement or the Loan made by it, except for Indemnified Taxes or Other Taxes covered by Section 11.02 and any Excluded Tax; and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining the Loan, or to increase the cost to the Lender, or to reduce the amount of any sum received or receivable by the Lender (whether of principal, interest or any other amount), then upon request of the Lender from time to time, the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

11.02	Taxes

(1)           Payments Subject to Taxes. Any and all payments by or on account of any obligations of any Credit Party hereunder or under any Loan Document shall be made without deduction or withholding for any Taxes except as required by Applicable Law. If any Credit Party or the Lender is required by Applicable Law to deduct or withhold any Taxes for any such payment, then: (i) if such Tax is an Indemnified Tax (including any Other Tax), the sum payable shall be increased by that Credit Party when payable as necessary so that after making or allowing for all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section) the Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been required; (ii) the applicable Withholding Agent shall be entitled to make any such deductions or withholdings required to be made by it under Applicable Law; and (iii) the applicable Withholding Agent shall timely pay the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(2)            Payment of Other Taxes by the Borrower. Without limiting the provisions of paragraph (1) of this Section 11.02, the Credit Parties shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Lender, timely reimburse it for the payment of, any Other Taxes.

(3)            Indemnification by the Borrower. The Borrower shall indemnify the Lender, within 10  days after written demand therefor (specifying in reasonable detail the nature and the amount of the Indemnified Taxes or Other Taxes), for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Lender in respect of any payment by or on account of any obligation of a Credit Party hereunder or any other Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender, shall be conclusive absent manifest error.

(4)            Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Credit Party to a Governmental Authority, the Credit Party shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(5)            Treatment of Certain Refunds and Tax Reductions. If the Lender determines that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which a Credit Party has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the applicable the Borrower or Credit Party, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or any Credit Party under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or other Credit Party as applicable, upon the request of the Lender, agrees to repay the amount paid over to the Borrower or Credit Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender if the Lender is required to repay such refund or reduction to such Governmental Authority. Notwithstanding anything to the contrary in this Section 11.02(5), in no event will the Lender be required to pay any amount to the Borrower or a Credit Party pursuant to this Section 11.02(5) the payment of which would place the Lender in a less favourable after-Tax position than the Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payment or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require the Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

(6)           Status of Lender. To the extent that withholdings apply to any payment to be made to the Lender that is entitled to an exemption from or reduction of any withholding Tax with respect to any payments hereunder or under any other Loan Document shall, to the extent it may lawfully do so, deliver to the Borrower and to the Lender, at the time or times reasonably requested by the Borrower or the Lender and at the time or times prescribed by Applicable Law, such properly completed and executed documentation reasonably requested by the Borrower or the Lender or prescribed by Applicable Law as will permit such payments to be made without withholding (including FATCA withholding, if applicable) or at a reduced rate of withholding. In addition, the Lender, if requested by the Borrower, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not the Lender is subject to withholding, backup withholding or information reporting requirements (including, without limitation, FATCA). The Lender shall, from time to time after the initial delivery by the Lender of the documentation described above, at the request of the Borrower or if any form or certification it previously delivered expires or becomes obsolete or inaccurate: (a)  deliver to the Borrower renewals, amendments or additional or successor forms, together with any other certificate or statement of exemption required in order to confirm or establish the Lender’s status or that the Lender is entitled to an exemption from or reduction in withholding tax; or (b) notify the Borrower in writing of its inability to deliver any such forms, certificates or other evidence. Solely for the purposes of this paragraph (6), “FATCA” shall include any amendments made to FATCA after the date of this Agreement and any non-U.S. legislation, rules or administrative guidance notes adopted by a Governmental Authority pursuant to an intergovernmental agreement entered into with the United States with respect to FATCA, or that give effect to the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters-the Common Reporting Standard.

(7)          Survival. Each party’s obligations under this Section 11.02 shall survive the assignment of rights by the Lender, the termination of this Agreement and the repayment, satisfaction or discharge of the Term Facility, the Outstanding Amount and all other Obligations under any Loan Document.

11.03	Illegality

If the Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender to make or maintain the Loan, then, on notice thereof by the Lender to the Borrower, any obligation of the Lender with respect to the activity that is unlawful will be suspended until the Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower will, upon demand from the Lender, prepay the Outstanding Amount in full (together with the Multiple on Invested Capital and all other Obligations outstanding under the Loan Documents) or take any necessary steps in order to avoid the activity that is unlawful.

ARTICLE 12 – GENERAL

12.01	Costs and Expenses

The Borrower will pay (i) all reasonable out of pocket expenses incurred by the Lender, including the reasonable fees, charges and disbursements of Lender’s Counsel, in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby will be consummated), and (ii) all reasonable out of pocket expenses incurred by the Lender including the reasonable fees, charges and disbursements of Lender’s Counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 12.01, or in connection with the Loan made hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loan.

12.02	Addresses, Etc. for Notices

(1)          Notice Address. The addresses and facsimile numbers for the purposes of notices and other communications to the Borrower and the Lender are set forth on the signatures pages and Schedules to this Agreement.

(2)          Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 12.02(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile to the addresses or facsimile numbers specified elsewhere in this Agreement or, if to a Credit Party other than the Borrower, in care of the Borrower. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 12.02(3) below shall be effective as provided in Section 12.02(3).

(3)          Electronic Communications. Notices and other communications to any party may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Lender. The Lender or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications (i) sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient; and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(4)          Change of Address, Etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

12.03	Governing Law and Submission to Jurisdiction

(1)          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)           Submission to Jurisdiction. The Borrower, for and on behalf of itself and each Credit Party, irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. The Borrower, for and on behalf of itself and each Credit Party, agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Credit Party or its Properties in the courts of any jurisdiction.

(3)          Waiver of Venue. The Borrower, for and on behalf of itself and each Credit Party, irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in Section 12.03(2). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12.04	Judgment Currency

(1)           If for the purpose of obtaining or enforcing judgment against a Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other Approved Currency (such other Approved Currency being hereinafter in this Section 12.04 referred to as the “Judgment Currency”) an amount due in Canadian Dollars under this Agreement or any other Loan Document, the conversion will be made at the Spot Rate prevailing on the Business Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in any jurisdiction that will give effect to such conversion being made on such date, or

(b)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 12.04(1)(b) being hereinafter in this Section 12.04 referred to as the “Judgment Conversion Date”).

(2)            If, in the case of any proceeding in the court of any jurisdiction referred to in Section 12.04(1)(b), there is a change in the Spot Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Spot Rate prevailing on the date of payment, will produce the amount of Canadian Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Spot Rate of exchange prevailing on the Judgment Conversion Date.

(3)          Any amount due from a Credit Party under the provisions of Section 12.04(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Loan Document.

12.05	Benefit of this Agreement

(1)          This Agreement shall be binding upon the Borrower and each of the Credit Parties and their respective successors.

(2)          This Agreement will enure to the benefit of and will be binding upon the Lender and its successors and assigns.

12.06       No Assignment by the Credit Parties

No Credit Party may assign or otherwise transfer any of its rights or obligations under any Loan Document without the prior written consent of the Lender.

12.07	Assignment by the Lender

(1)          The rights, benefits and obligations of the Lender under or in respect of this Agreement or any other Loan Document may, in whole or in part be assigned by the Lender with the prior written consent of the Borrower; provided however, if an Event of Default has occurred and is continuing, the Lender may assign or otherwise transfer its rights, benefits and obligations in respect of this Agreement or any other Loan Document to any Person, without the prior written consent of any Credit Party.

(2)           An assignment by the Lender of its rights hereunder will not constitute a repayment, discharge, rescission, extinguishment or novation of the Loan or interest therein, and the obligations so assigned shall continue to be the same obligations and not new obligations.

12.08                       Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the Borrower and the Lender. No waiver of any breach of any provision of this Agreement and no consent required hereunder will be effective or binding unless made in writing and signed by the party purporting to give the same. Unless otherwise provided, any waiver or consent given hereunder will be limited to the specific breach waived or matter consented to, as the case may be, and may be subject to such conditions as the party giving such waiver or consent considers appropriate.

12.09                       Survival

The provisions of Article 10 and Section 12.01 shall survive the repayment of the Loan, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Lender is delivered to the Borrower.

12.10                      Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.11                       Entire Agreement

This Agreement (along with the other Loan Documents) constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.

12.12                       Further Assurances

The Borrower and the Lender shall promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any of the agreements provided for hereunder to which it is a party. At the sole cost and expense of the Borrower, the Borrower will, and will cause each other Credit Party to, promptly execute and deliver to the Lender, upon the reasonable request by the Lender, all such other and further documents, agreements, opinions, certificates and instruments in compliance with and required to give effect to the covenants and agreements of such Credit Party under the Loan Documents or to make any recording, file any notice or obtain any consent contemplated herein.

12.13                      Waiver of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.14                      Counterparts; Integration; Effectiveness.

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Section 3.01, this Agreement shall become effective when it has been executed by the parties hereto and when each other party has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or facsimile or by sending a scanned copy by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

12.15	Electronic Execution of Loan Documents; Delivery by Electronic Transmission

This Agreement and any other Loan Document may be signed by way of associating or otherwise appending an electronic signature or other facsimile signature of the applicable signatory and the words “execution”, “signed”, “signature”, and words of like import in this Agreement and any other Loan Document shall be deemed to include electronic signatures or other facsimile signatures, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.

12.16	Treatment of Certain Information; Confidentiality

(1)           The Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to the extent required by the order of any court or administrative agency in any pending legal, judicial or administrative proceeding or otherwise as required by Applicable Law (in which case, such Person shall, to the extent permitted by Applicable Law, notify the Borrower promptly thereof, in advance); (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over such Person or its Affiliates (in which case, to the extent permitted by Applicable Law, such Person shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify the Borrower in advance); (c) to its Affiliates and its Affiliates’ respective employees, directors, legal counsel, independent auditors, professionals and other experts or agents of such person on a “need to know” basis and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential; (d) to the extent any such information becomes publicly available other than by reason of disclosure by such Person in breach of this provision or is received by such Person from a third party that is not to such Person’s knowledge subject to confidentiality obligations to the Borrower or any of its Affiliates; (e) with the Borrower’s prior written consent; (f) to the extent independently developed by such Person or its Affiliates; (g) in protecting and enforcing the rights of the Lender with respect to this Agreement and the other Loan Documents including for the purposes of establishing a “due diligence” defense; and (h) on a confidential basis to any actual or prospective direct or indirect contractual counterparty to any swap or derivative transaction relating to the Borrower or any of its Subsidiaries; provided that the disclosure of any such information to any prospective lenders shall be made subject to Applicable Law and the acknowledgment and acceptance by such prospective lender that such information is being disseminated on a confidential basis (on substantially the terms set forth in this Section or as is otherwise reasonably acceptable to the Borrower). The Lender shall be liable for any violation of the confidentiality restrictions set forth herein by any of its employees or directors.

(2)           For purposes of this Section, “Information” means all information received in connection with this Agreement from any Credit Party relating to any Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

12.17	Time of the Essence

Time shall be of the essence of this Agreement.

12.18	Termination of Agreement and Loan Documents

(1)          This Agreement and the Loan Documents shall terminate and shall be of no further effect, other than with respect to indemnities and the other provisions that are expressly stated to survive termination of this Agreement, and the Lender shall execute and deliver all discharges and termination statements requested by the Borrower and/or any other Credit Party (at the expense of the Borrower) upon indefeasible repayment in full of all Obligations owing to the Lender and its Affiliates, if any, and the termination of this Agreement.

(2)          The Lender shall release the Security and execute related documents in connection with a termination as described in this Section 12.18 and the Lender shall execute and deliver all discharges and termination statements requested by the Borrower or any other Credit Party (at the expense of the Borrower) in connection with such termination.

12.19	Anti-Money Laundering Legislation

(1)          The Borrower acknowledges that, pursuant to the AML Legislation, the Trading with the Enemy Act (United States) and other federal, provincial, territorial, local or foreign laws relating to anti-money laundering, anti-terrorist financing and Sanctions, the Lender may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Lender in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(2)          The Borrower acknowledges and agrees that pursuant to the AML Legislation and other Sanctions and Anti-Corruption Laws, the Lender may be required to obtain, verify and record information with respect to the Credit Parties and the Borrower hereby agrees to cooperate with the Lender and provide it with all information that may be required in order to fulfil its obligations under such laws. Without limiting the generality of the foregoing, the Borrower agrees to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in Canada.

12.20	Publicity

Each party hereto agrees that neither it nor any of its Affiliates shall now or in the future issue any press release or other public disclosure using the name of the other party or any of its Affiliates or referring to this Agreement or any other Loan Document without the prior written consent of such other party, except to the extent that such issuing party or its Affiliate is required to do so under Applicable Law (in which event such issuing party or its Affiliate shall consult with the other party before issuing such press release or other public disclosure). Notwithstanding any of the foregoing, this Agreement may be filed with the SEDAR or EDGAR in accordance with any Requirements of Law.

12.21                       Lender Confirmation

The Lender confirms that it will not register any debenture or mortgage granted by any Credit Party in favour of the Lender in respect of any Material Leasehold Interest unless a Landlord Agreement in respect of such Material Leasehold Interest has been executed and delivered by the applicable landlord.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

Address:	THE VALENS COMPANY INC.

The Valens Company Inc.
230 Carion Road	Per:
Kelowna, BC V4V2K5		Name:
Canada		Title:

[Redacted]	Per:
Name:
With a copy to :		Title:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9
Canada

[Redacted]

[SIGNATURE PAGE TO CREDIT AGREEMENT]

LENDER:

Address:	2361380 ONTARIO LIMITED

2361380 Ontario Limited
Per:
Name: [Redacted]
Title: President
[Redacted]

[Redacted]

[SIGNATURE PAGE TO CREDIT AGREEMENT]